Ardagh Metal Packaging S.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ardagh Metal Packaging S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ardagh Metal Packaging S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Exhibit 99.2. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of

Ardagh Metal Packaging S.A.

internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Earnout Shares Resulting from the AMP Transfer

As described in Notes 3 and 22 to the consolidated financial statements, the Company acquired the Metal Packaging operations of Ardagh Group S.A. on April 1, 2021 (“AMP Transfer”). As a result of the AMP Transfer, effective on April 1, 2021, Ardagh Group S.A. has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). As the arrangement may result in the Company issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The estimated valuation of the liability at December 31, 2023 was $23 million. Changes in the fair market valuation of the Earnout Shares of $53 million have been reflected as exceptional finance income within net finance income for the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to valuation of Earnout Shares resulting from the AMP Transfer is a critical audit matter are (i) the significant judgment by management in determining the volatility rate assumption and (ii) a high degree of auditor judgment,

Ardagh Metal Packaging S.A.

subjectivity and effort in performing procedures and evaluating management’s volatility rate assumption; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the volatility rate assumption used in the valuation of the Earnout Shares. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing the independent range of valuations of the Earnout Shares and (ii) comparing the independent range of valuations to management’s estimate to evaluate the reasonableness of management’s estimate. Developing the independent range of valuations involved independently developing a volatility assumption using available market data and multiple valuation techniques.

/s/ PricewaterhouseCoopers

Dublin, Ireland

February 22, 2024

We have served as the Company’s auditor since 2020.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INCOME STATEMENT

		Year ended December 31, 2023			Year ended December 31, 2022			Year ended December 31, 2021
		Before			Before			Before
		exceptional	Exceptional		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total	items	items	Total
	Note	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m	$’m
			Note 5			Note 5			Note 5
Revenue	4	4,812	—	4,812	4,689	—	4,689	4,055	—	4,055
Cost of sales		(4,246)	(92)	(4,338)	(4,096)	(67)	(4,163)	(3,409)	(30)	(3,439)
Gross profit		566	(92)	474	593	(67)	526	646	(30)	616
Sales, general and administration expenses		(241)	(14)	(255)	(189)	(23)	(212)	(176)	(242)	(418)
Intangible amortization	10	(143)	—	(143)	(138)	—	(138)	(151)	—	(151)
Operating profit		182	(106)	76	266	(90)	176	319	(272)	47
Net finance (expense)/income	6	(205)	58	(147)	(138)	218	80	(178)	(57)	(235)
(Loss)/profit before tax		(23)	(48)	(71)	128	128	256	141	(329)	(188)
Income tax credit/(charge)	7	7	14	21	(36)	17	(19)	(39)	17	(22)
(Loss)/profit for the year		(16)	(34)	(50)	92	145	237	102	(312)	(210)

(Loss)/profit attributable to:
Equity holders				(50)			237			(210)
Non-controlling interests				—			—			—
(Loss)/profit for the year				(50)			237			(210)

(Loss)/earnings per share
Basic and diluted (loss)/earnings per share attributable to equity holders	8			$(0.12)			$0.38			$(0.39)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,
		2023	2022	2021
	Note	$’m	$’m	$’m
(Loss)/profit for the year		(50)	237	(210)
Other comprehensive (expense)/income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
– Arising in the year		8	10	4
		8	10	4
Effective portion of changes in fair value of cash flow hedges
– New fair value adjustments into reserve		(76)	31	159
– Movement out of reserve to income statement		12	(3)	—
– Movement in deferred tax		4	14	(11)
		(60)	42	148
Items that will not be reclassified to income statement
– Remeasurement of employee benefit obligations	21	(16)	35	33
– Deferred tax movement on employee benefit obligations		4	(10)	(6)
		(12)	25	27
Total other comprehensive (expense)/income for the year		(64)	77	179

Total comprehensive (expense)/income for the year		(114)	314	(31)

Attributable to:
Equity holders		(114)	314	(31)
Non-controlling interests		—	—	—
Total comprehensive (expense)/income for the year		(114)	314	(31)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At December 31,
		2023	2022
	Note	$’m	$’m
Non-current assets
Intangible assets	10	1,382	1,473
Property, plant and equipment	11	2,628	2,390
Derivative financial instruments	20	—	9
Deferred tax assets	13	62	54
Employee benefit assets	21	22	27
Other non-current assets	12	70	4
		4,164	3,957
Current assets
Inventories	14	469	567
Trade and other receivables	15	322	509
Contract assets	16	259	239
Derivative financial instruments	20	12	38
Cash, cash equivalents and restricted cash	17	443	555
		1,505	1,908
TOTAL ASSETS		5,669	5,865

Equity attributable to owners of the parent
Equity share capital	18	267	267
Share premium	18	5,989	5,989
Other reserves	25	(5,687)	(5,657)
Retained earnings		(469)	(144)
		100	455
Non-controlling interests		6	—
TOTAL EQUITY		106	455

Non-current liabilities
Borrowings	20	3,640	3,524
Employee benefit obligations	21	169	149
Derivative financial instruments	20	52	17
Deferred tax liabilities	13	136	158
Other liabilities and provisions	22	44	98
		4,041	3,946
Current liabilities
Borrowings	20	94	68
Interest payable		14	13
Derivative financial instruments	20	32	40
Trade and other payables	23	1,317	1,298
Income tax payable		28	35
Provisions	22	37	10
		1,522	1,464
TOTAL LIABILITIES		5,563	5,410
TOTAL EQUITY and LIABILITIES		5,669	5,865

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to the owner of the parent
								Non-
	Invested	Share	Share	Treasury	Other	Retained		controlling	Total
	capital	capital	premium	shares	reserves	earnings	Total	interests	equity
	$’m	$’m	$’m	$'m	$’m	$’m	$’m	$’m	$’m
		Note 18	Note 18	Note 18	Note 25
At January 1, 2021	63	—	—	—	(15)	—	48	—	48
Loss for the period pre AMP Transfer	(74)	—	—	—	—	—	(74)	—	(74)
Total other comprehensive income for the period pre AMP Transfer	11	—	—	—	55	—	66	—	66
Hedging gains transferred to cost of inventory pre AMP Transfer	—	—	—	—	(6)	—	(6)	—	(6)
Loss for the period post AMP Transfer	—	—	—	—	—	(136)	(136)	—	(136)
Total other comprehensive income for the period post AMP Transfer	—	—	—	—	97	16	113	—	113
Hedging gains transferred to cost of inventory post AMP Transfer	—	—	—	—	(77)	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	—	—	113	—	113	—	113
Increase in invested capital	176	—	—	—	—	—	176	—	176
AMP Transfer	(176)	6	4,982	—	(5,924)	—	(1,112)	—	(1,112)
Business combination	—	1	1,010	—	164	—	1,175	—	1,175
At December 31, 2021	—	7	5,992	—	(5,593)	(120)	286	—	286

At January 1, 2022	—	7	5,992	—	(5,593)	(120)	286	—	286
Profit for the year	—	—	—	—	—	237	237	—	237
Total other comprehensive income for the year	—	—	—	—	52	25	77	—	77
Hedging gains transferred to cost of inventory	—	—	—	—	(116)	—	(116)	—	(116)
Transactions with owners in their capacity as owners
Shares acquired by AMPSA (Treasury shares)	—	—	—	(35)	—	—	(35)	—	(35)
Cancellation of Treasury shares	—	—	—	35	—	(35)	—	—	—
Preferred shares issued (Note 18)	—	260	(3)	—	—	—	257	—	257
Dividends (Note 26)	—	—	—	—	—	(251)	(251)	—	(251)
At December 31, 2022	—	267	5,989	—	(5,657)	(144)	455	—	455

At January 1, 2023	—	267	5,989	—	(5,657)	(144)	455	—	455
Loss for the year	—	—	—	—	—	(50)	(50)	—	(50)
Total other comprehensive expense for the year	—	—	—	—	(52)	(12)	(64)	—	(64)
Hedging losses transferred to cost of inventory	—	—	—	—	29	—	29	—	29
NOMOQ acquisition (Note 11)	—	—	—	—	(7)	—	(7)	6	(1)
Transactions with owners in their capacity as owners
Dividends (Note 26)	—	—	—	—	—	(263)	(263)	—	(263)
At December 31, 2023	—	267	5,989	—	(5,687)	(469)	100	6	106

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
		2023	2022	2021
	Note	$’m	$’m	$’m
Cash flows from operating activities
Cash generated from operations	24	814	322	611
Net interest paid		(174)	(123)	(113)
Settlement of foreign currency derivative financial instruments		(10)	41	8
Income tax paid		(14)	(35)	(48)
Net cash from operating activities		616	205	458

Cash flows used in investing activities
Purchase of property, plant and equipment		(368)	(585)	(679)
Purchase of intangible assets		(11)	(11)	(8)
Proceeds from disposal of property, plant and equipment		1	1	1
Purchase of business, net of cash acquired		—	—	(5)
Net cash used in investing activities		(378)	(595)	(691)

Cash flows (used in)/from financing activities
Proceeds from borrowings	20	79	709	2,773
Repayment of borrowings	20	(83)	(110)	(5)
Lease payments		(78)	(59)	(48)
Dividends paid	26	(263)	(251)	—
Deferred debt issue costs paid		(3)	(11)	(35)
Proceeds from ordinary share issuance, net of costs		—	(1)	925
Proceeds from preferred share issuance, net of costs		—	257	—
Treasury shares purchased		—	(35)	—
Repayment of related party borrowings to Ardagh		—	—	(2,738)
Payment as part of capital reorganization		—	—	(574)
Proceeds from related party borrowings from Ardagh		—	—	2
Cash received from Ardagh	27	—	—	206
Redemption premium and issuance costs paid		—	—	(52)
Net cash (outflow)/inflow from financing activities		(348)	499	454

Net (decrease)/increase in cash, cash equivalents and restricted cash		(110)	109	221

Cash, cash equivalents and restricted cash at the beginning of the year	17	555	463	257
Exchange loss on cash, cash equivalents and restricted cash		(2)	(17)	(15)
Cash, cash equivalents and restricted cash at the end of the year	17	443	555	463

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021, in order to effect a reorganization and acquire the Metal Packaging operations (together the “AMP Business”) of Ardagh Group S.A.. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg. Prior to the reorganization, the AMP Business was owned by Ardagh Group S.A. and its subsidiaries (together the “Ardagh Group”). Prior to the reorganization, the Company had no assets or liabilities, other than those associated with its formation, and did not conduct any operations until the completion of the reorganization.

On February 22, 2021, the Company announced its entry into a business combination agreement (the “Business Combination Agreement”), by and among others, the Company, Ardagh Group, Ardagh MP MergeCo Inc., a wholly-owned subsidiary of the Company (“MergeCo”) and Gores Holdings V Inc. (“Gores Holdings V”), pursuant to which the parties thereto agreed to effect the merger of MergeCo with and into Gores Holdings V, with Gores Holdings V being the surviving corporation as a wholly-owned subsidiary of AMPSA (the “Merger”, and, together with the other transactions contemplated in the Business Combination Agreement, the “Business Combination”) to create the Company, an independent, pure-play metal beverage can company, whose ordinary shares are listed on the New York Stock Exchange under the ticker symbol “AMBP.”

The Company and its subsidiaries (together, the “Group”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of leading global, regional and national beverage producers. At December 31, 2023, AMPSA operated 24 production facilities in Europe and the Americas, employed approximately 6,400 people and recorded revenues of $4.8 billion.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

The Group has assessed the impact of the current macroeconomic environment in the preparation of the consolidated financial statements.

The consolidated financial statements reflect the consolidation of the legal entities forming the Group for the periods presented. The principal operating legal entities forming the Group are listed in note 27.

The material accounting policies that have been applied to the consolidated financial statements are described in note 3.

2.  Statement of directors’ approval

The consolidated financial statements were approved for issue by the board of directors of the Company (the “Board”) on February 20, 2024.

Ardagh Metal Packaging S.A.

3.  Summary of material accounting policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with, and are in compliance with, IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards are comprised of standards and interpretations approved by the IASB, and standards and interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently approved by the IASB and remain in effect. References to IFRS Accounting Standards hereafter should be construed as references to IFRS Accounting Standards as issued by the IASB.

The consolidated financial statements, are presented in U.S. dollar, rounded to the nearest million, and have been prepared under the historical cost convention, except for the following:

●	Private and Public Warrants and the Earnout Shares (as defined in note 22) are stated at fair value; and
●	derivative financial instruments are stated at fair value; and
●	employee benefit obligations are measured at the present value of the future estimated cash flows related to benefits earned and pension assets valued at fair value.

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and income and expenses. It also requires management to exercise judgment in the process of applying Group accounting policies. These estimates, assumptions and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and are subject to continual re-evaluation. However, actual outcomes may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are discussed in the critical accounting estimates, assumptions and judgments section of this note.

Basis of preparation prior to the AMP Transfer

For the periods prior to effecting the series of transactions that resulted in, among other things, the Company owning the AMP Business (the “AMP Transfer”), which was completed on April 1, 2021, consolidated financial statements have been prepared on a carve-out basis from the consolidated financial statements of the Ardagh Group, to represent the financial position and performance of the AMP Business as if the AMP Business had existed on a stand-alone basis for the three months from January 1, 2021 to April 1, 2021, for the consolidated income statement, statement of comprehensive income and statement of cash flows. However, those consolidated financial statements are not necessarily indicative of the results that would have occurred if the AMP Business had been a stand-alone entity during the period presented.

The consolidated financial statements have been prepared by aggregating the financial information from the entities as described in note 27, together with assets, liabilities, income and expenses that management has determined are specifically attributable to the AMP Business including related party borrowings, and direct and indirect costs and expenses

Ardagh Metal Packaging S.A.

related to the operations of the Business. The following summarizes the principles applied in preparing the consolidated financial statements:

●	Controlled companies that are part of the AMP Business have been included in the consolidated financial statements. Goodwill, customer relationship intangible assets and fair value adjustments directly attributable to the acquisition of the controlled companies that are part of the AMP Business by the Ardagh Group, have been included in the consolidated financial statements. No companies were acquired or disposed of during the financial periods prior to the AMP Transfer;
●	The AMP Business did not, in the past, form a separate legal group and therefore it is not possible to show issued share capital or a full analysis of reserves. The net assets of the AMP Business are represented by the cumulative investment of the Ardagh Group in the AMP Business, shown as invested capital;
●	All intercompany balances, investments in subsidiaries and share capital within the AMP Business have been eliminated upon combination in the consolidated financial statements;
●	All employee benefit obligations recognized in the consolidated financial statements are directly attributable to the AMP Business and are obligations of the entities described in note 21;
●	Cumulative translation differences directly attributable to the controlled companies that are part of the AMP Business, have been allocated at the amounts included in the Ardagh Group’s consolidated financial statements;
●	Corporate center costs allocated by the Ardagh Group, prior to the AMP Transfer, have been included in selling, general and administration (“SG&A”) expenses ($9 million for the three months ended March 31, 2021). The Ardagh Group support provided to the AMP Business included stewardship by Ardagh Group senior management personnel and functional support in terms of typical corporate areas such as Group finance, legal and risk, in addition to discrete support which was provided from centralized management activities such as human resources (“HR”), sustainability and information technology (“IT”) in order to complement and support the activities in these areas which existed within the AMP Business. The Ardagh Group corporate head office costs were allocated principally based on Adjusted EBITDA, with settlement of these costs recorded within invested capital. The allocations to the AMP Business reflected all the costs of doing business and Management believes that the allocations were reasonable and materially reflected what the expenses would have been on a stand-alone basis. These costs reflected the arrangements that existed in the Ardagh Group and are not necessarily representative of costs that may arise in the future.
●	Tax charges and credits and balances in the consolidated financial statements have been calculated as if the AMP Business was a separate taxable entity using the separate return method. The tax charges and credits recorded in the consolidated income statement and tax balances recorded in the consolidated statement of financial position have been affected by the taxation arrangements within the Ardagh Group and are not necessarily representative of the positions that may arise in the future. Differences between the tax charges and credits and balances in the consolidated financial statements, and the tax charges and credits and balances in the historical records of the AMP Business are included in invested capital;
●	The AMP Business has its own treasury functional team with certain treasury and risk management functions being performed by a central treasury function, which includes cash pooling and similar arrangement between the Ardagh Group and the AMP Business. Interest on related party borrowings and allocated costs and expenses as described below have generally been deemed to have been paid by the AMP Business to the Ardagh Group in

Ardagh Metal Packaging S.A.

the month in which the costs were incurred. In addition, all external debt used to fund the Ardagh Group’s operations is managed and held centrally. Related party borrowings payable to the Ardagh Group, representing back-to-back agreements related to those components of the Ardagh Group’s corporate debt used to fund the initial acquisition of the AMP Business by the Ardagh Group, is included in the consolidated financial statements reflecting the debt obligation and related interest costs of the Business. Any cash balances reflected on the consolidated financial statements are legally owned by the AMP Business. The Ardagh Group has entered into certain derivative instruments with external counterparties on behalf of the AMP Business and on the back of those related-party derivatives between the Ardagh Group and the AMP Business have been executed, the impact of which have been included in the consolidated financial statements;
●	Other intercompany balances between the Ardagh Group and the AMP Business with the exception of the related party borrowings discussed above are deemed to be long term funding in nature and did not remain a liability upon separation from the Ardagh Group and hence have been presented as part of invested capital in the consolidated financial statements.

Basis of preparation after the AMP Transfer

For the periods after the AMP Transfer, from April 1, 2021 through December 31, 2021, and the years ended December 31, 2022 and 2023, consolidated financial statements have been prepared for the Group as a stand-alone business.

Going concern

At the date that the consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, December 31, 2024. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and, as a result, it is the Board’s judgment that it is appropriate to prepare the consolidated financial statements using the going concern basis.

Recently adopted accounting standards and changes in accounting policies

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2023 have been assessed by the Board as not having had a material impact on the Group.

Recent accounting pronouncements

The Board’s assessment of the impact of new standards, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going but is not expected to have a material impact for the Group.

Ardagh Metal Packaging S.A.

Basis of combination (for the periods prior to the AMP Transfer)

(i)	Controlled companies

The companies included in these consolidated financial statements are all entities over which the AMP Business has control. The AMP Business controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of controlled companies by the AMP Business. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Directly attributable transaction costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of cash-generating units (“CGUs”) that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the currency of the primary economic environment in which the legal entity operates (the “functional currency”).

(ii)   Transactions eliminated on consolidation

      Transactions, balances and gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii)   Transactions with the Ardagh Group

Any unsettled intercompany balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Basis of consolidation (for the periods after the AMP Transfer)

(i)   Subsidiaries

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases. Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is the consideration given in exchange for control of the identifiable assets, liabilities and contingent liabilities of the acquired legal entities. Acquisition-related costs are expensed and included as exceptional items within sales, general and administration expenses. The acquired net assets are initially measured at fair value. The excess of the cost of acquisition over the fair value of the identifiable net assets acquired is recorded as goodwill. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired legal entity in the functional currency of that legal entity. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the legal entity acquired, the difference is recognized directly in the consolidated income statement. The Group considers obligations of the acquiree

Ardagh Metal Packaging S.A.

in a business combination that arise as a result of the change in control, to be cash flows arising from obtaining control of the controlled entity, and classifies these obligations as investing activities in the consolidated statement of cash flows.

Predecessor accounting is used to account for the transfer of a subsidiary in the form of a capital reorganization. Under predecessor accounting, the Group carries forward the predecessor carrying values of the acquired net assets and the liabilities assumed as previously reflected in the consolidated financial statements of the Ardagh Group. The difference between the consideration given and the aggregate carrying value of the assets and the liabilities of the acquired entity at the date of the transaction is included in equity in other reserves.

(ii)	Non-controlling interests

Non-controlling interests represent the portion of the equity of a subsidiary which is not attributable to the Group. Non-controlling interests are presented separately in the consolidated financial statements. Changes in ownership of a subsidiary which do not result in a change in control are treated as equity transactions.

(iii)	Transactions eliminated on consolidation

Transactions, balances and gains or losses on transactions between Group companies are eliminated. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iv)  Transactions with the Ardagh Group

      Any unsettled intercompany balances between the Group and the Ardagh Group are presented as related party receivables or payables in the consolidated financial statements, within Trade and other receivables and Trade and other payables.

Foreign currency

(i)	Functional and presentation currency

The functional currency of the Company is euro. The consolidated financial statements are presented in U.S. dollar which is the Group’s presentation currency.

(ii)	Foreign currency transactions

Items included in the consolidated financial statements of each of the Group’s entities are measured using the functional currency of that entity.

Transactions in foreign currencies are translated into the functional currency at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognized in the consolidated income statement, except: (i) differences on foreign currency borrowings that provide an effective hedge against a net investment in a foreign entity (“net investment hedges”), which are taken to other comprehensive income until the disposal of the net investment, at which time they are recognized in the consolidated income statement; and (ii) differences on certain derivative financial instruments discussed under “Derivative financial instruments” below.

Ardagh Metal Packaging S.A.

(iii)	Financial statements of foreign operations

The assets and liabilities of foreign operations are translated into euro at foreign exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to euro at average exchange rates for the year. Foreign exchange differences arising on retranslation and settlement of such transactions are recognized in other comprehensive income. Gains or losses accumulated in other comprehensive income are recycled to the consolidated income statement when the foreign operation is disposed of.

Non-monetary items measured at fair value in foreign currency are translated using the exchange rates as at the date when the fair value is determined.

Business combination and goodwill

All business combinations are accounted for by applying the acquisition method of accounting. This involves measuring the cost of the business combination and allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities assumed. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in sales, general and administration expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration is recognized at fair value at the acquisition date.

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable assets of the acquired subsidiary at the date of acquisition.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to those groups of CGUs that are expected to benefit from the business combination in which the goodwill arose for the purpose of assessing impairment. Goodwill is tested annually for impairment or whenever indicators suggest that impairment may have occurred.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Intangible assets

Intangible assets are initially recognized at cost.

Ardagh Metal Packaging S.A.

Intangible assets acquired as part of a business combination are capitalized separately from goodwill if the intangible asset is separable or arises from contractual or other legal rights. They are initially recognized at cost which, for intangible assets arising in a business combination, is their fair value at the date of acquisition.

Subsequent to initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The carrying values of intangible assets with finite useful lives are reviewed for indicators of impairment at each reporting date and are subject to impairment testing when events or changes in circumstances indicate that the carrying values may not be recoverable.

The amortization of intangible assets is calculated to write-off the book value of finite lived intangible assets over their useful lives on a straight-line basis, on the assumption of zero residual value. Management estimates the useful lives within the following ranges:

Computer software	2 – 7 years
Customer relationships	5 – 15 years
Technology	5 – 15 years

(i) Computer software

Computer software development costs are recognized as assets. Costs associated with maintaining computer software programs are recognized as an expense as incurred.

(ii) Customer relationships

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships have a finite useful economic life and are carried at cost less accumulated amortization.

(iii) Technology

Technology based intangibles acquired in a business combination are recognized at fair value at the acquisition date and reflect the Group’s ability to add value through accumulated technological expertise surrounding product and process development.

(iv) Research and development costs

Research costs are expensed as incurred. Development costs relating to new products are capitalized if the new product is technically and commercially feasible. All other development costs are expensed as incurred.

Property, plant and equipment

(i)	Owned assets

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land which is shown at cost less impairment. Spare parts which form an integral part of plant and machinery and which have an estimated useful economic life greater than one year are capitalized. Spare parts which do not form an integral part of plant and machinery and which have an estimated useful economic life less than one year are included as consumables within inventory and expensed when utilized.

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Where components of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii)	Leased assets

At the lease commencement date or the effective date of a lease modification, the Group recognizes a lease liability as the present value of expected future lease payments, discounted at the Group’s incremental borrowing rate unless the rate implicit in the lease is readily determinable, excluding any amounts which are variable based on the usage of the underlying asset and a right-of-use asset generally at the same amount plus any directly attributable costs. The incremental borrowing rate is the discount rate the Group would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Group combines lease and non-lease components and accounts for them as a single lease component with the exception of the dunnage asset class. Extension options or periods after termination options are considered by management if it is reasonably certain that the lease will be extended or not terminated.

(iii)	Subsequent costs

The Group recognizes in the carrying amount of an item of property, plant and equipment, the cost of replacing the component of such an item when that cost is incurred, if it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component is replaced the old component is de-recognized in the period. All other costs are recognized in the consolidated income statement as an expense as incurred. When a major overhaul is performed, its cost is recognized in the carrying amount of the plant and equipment as a replacement if the recognition criteria above are met.

(iv)	Depreciation

Depreciation of owned assets is charged to the consolidated income statement on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated. The estimated useful lives are as follows:

Buildings	30 – 40 years
Plant and machinery	3 – 20 years
Dunnage and other	3 – 10 years

Right-of-use assets are depreciated on a straight-line basis over the shorter of its useful life and the lease term. Where the lease contains a transfer of ownership or a purchase option which is reasonably certain to be exercised, the right-of-use asset is depreciated over the useful life of the underlying asset.

Assets’ useful lives and residual values are adjusted, if appropriate, at each reporting date.

Joint operation

A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights and obligations to the individual assets and liabilities relating to the arrangement. An investment in a joint operation is accounted for by each party recognizing its agreed share of interest in any assets, liabilities and related expense or income.

Ardagh Metal Packaging S.A.

Impairment of non-financial assets

Assets that have an indefinite useful economic life are not subject to amortization and are tested annually for impairment or whenever indicators suggest that impairment may have occurred. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

For the purposes of assessing impairment, assets excluding goodwill and long-lived intangible assets, are grouped at the lowest levels at which cash flows are separately identifiable. Goodwill and long-lived intangible assets are allocated to groups of CGUs. The groupings represent the lowest level at which the related assets are monitored for internal management purposes.

Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

The recoverable amount of other assets is the greater of their fair value less costs to dispose and value in use. In assessing fair value less costs to dispose, management uses a market approach, applying a multiple to Adjusted EBITDA for the year ended December 31, 2023. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out basis and includes expenditure incurred in acquiring the inventories and bringing them to their current location and condition. In the case of finished goods and work-in-progress, cost includes direct materials, direct labor and attributable overheads based on normal operating capacity.

Net realizable value is the estimated proceeds of sale less all further costs to completion, and less all costs to be incurred in marketing, selling and distribution.

Spare parts which are deemed to be of a consumable nature, are included within inventories and expensed when utilized.

Equity transactions

(i)	Share repurchases

When shares are repurchased, the amount of consideration paid together with any directly related expense is presented as a deduction of equity within treasury shares until such shares are cancelled, at which time the amount is reclassified from treasury shares to share capital and retained earnings, respectively, with no gain or loss recognized either upon initial repurchase or subsequent cancellation.

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(ii)	Preferred shares

Preferred shares are classified as equity if there are no contractual obligations to deliver any cash or another financial asset under the respective terms of the instrument. If there is a contractual obligation to deliver cash or another financial asset, the instrument is either a financial liability in its entirety in the case of non-discretionary payments for principal and dividends, or a compound interest with a liability and an equity component, if dividend payments are at the full discretion of the Group. See note 18 for further details.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash, cash equivalents and restricted cash, borrowings, trade and other payables and the Private and Public Warrants as well as the Earnout Shares (see note 22 for further details). Non-derivative financial instruments are recognized initially at fair value plus any directly attributable transaction costs, except as described below. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

(i)	Trade and other receivables

Trade and other receivables are recognized initially at fair value, which equals the transaction price, unless a significant financing component is included, and thereafter are measured at amortized cost using the effective interest rate method less any provision for impairment, in accordance with the Group’s held to collect business model. The Group uses estimates based on expected credit losses and current information in determining the level of debts for which a specific allowance for impairment is required. For all other trade receivables, the Group uses an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

(ii)	Securitized assets

The Group has entered into securitization transactions involving certain of its trade receivables. The securitized assets are recognized on the consolidated statement of financial position, until all of the rights to the cash flows from those assets have expired or have been fully transferred outside the Group, or until substantially all of the related risks, rewards and control of the related assets have been transferred to a third party.

The Group has also entered into a Global Asset Based Loan Facility (“ABL”) involving certain of its trade receivables and inventory. The lenders under the ABL have security over those receivables, inventory and the bank accounts where the associated cash flows are received. The risks, rewards and control of these assets are still retained by the Group and are, therefore, recognized on the statement of financial position.

(iii)	Contract assets

Contract assets represent revenue required to be accelerated or recognized over time, based on production completed in accordance with the Group’s revenue recognition policy (as set out below). A provision for impairment of a contract asset will be recognized using an allowance matrix to measure the expected credit loss, based on historical actual credit loss experiences, adjusted for forward-looking information.

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(iv)	Cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash include cash on hand and call deposits held with banks and restricted cash. Cash, cash equivalents and restricted cash are carried at amortized cost.

Short term bank deposits of greater than three months’ maturity which do not meet the definition of cash, cash equivalents and restricted cash are classified as financial assets within current assets and stated at amortized cost.

Restricted cash comprises cash held by the Group but which is ring-fenced or used as security for specific financing arrangements, and to which the Group does not have unfettered access. Restricted cash is measured at amortized cost.

(v)	Borrowings (including related party borrowings during the periods prior to the AMP Transfer)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the Group’s consolidated income statement over the period of the borrowings using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

(vi)	Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The fair values of various derivative instruments used for hedging purposes are disclosed in note 20. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

(i)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income, allocated between cash flow hedge gains or losses and cost of hedging gains or losses. For cash flow hedges which subsequently result in the recognition of a non-financial asset, the amounts accumulated in the cash flow hedge reserve are transferred to the asset in order to adjust its carrying value. Amounts accumulated in the cash flow hedge reserve and cost of hedging reserve, or as adjustments to carrying value of non-financial assets, are recycled to the consolidated income statement in the periods when the hedged item will affect profit or loss.

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The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing at that time remains in equity and is recognized in the consolidated income statement when the forecast cash flow arises. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recycled to the consolidated income statement.

(ii)	Net investment hedges

Derivative financial instruments are classified as net investment hedges when they hedge changes in the Group’s net investments in its subsidiaries due to exposure to foreign currency. Net investment hedges are accounted for in a similar manner to cash flow hedges. The gain or loss relating to the ineffective portion of a net investment hedge is recognized immediately in the consolidated income statement within finance income or expense.

Fair value measurement

The Group measures derivative financial instruments and pension assets at fair value at each reporting date. Fair value related disclosures for financial instruments and pension assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

●	Disclosures of valuation methods, significant estimates and assumptions (notes 20 and 21)
●	Quantitative disclosures of fair value measurement hierarchy (note 20)
●	Financial instruments (including those carried at amortized cost) (note 20)
●	Private and Public Warrants and Earnout Shares (note 22)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

●	in the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Ardagh Metal Packaging S.A.

Employee benefits

(i)	Defined benefit pension plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The asset or liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the net of the present value of the defined benefit obligation and the fair value of plan assets at the reporting date. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs and past service credits are recognized immediately in the consolidated income statement.

(ii)	Other long term employee benefits

The Group’s obligations in respect of other long term employee benefit plans represents the amount of future benefit that employees have earned in return for service in the current and prior periods for post-retirement medical schemes, partial retirement contracts and long service awards. These are included in the category of employee benefit obligations on the consolidated statement of financial position. The obligation is computed on the basis of the projected unit credit method and is discounted to present value using a discount rate equating to the market yield at the reporting date on high quality corporate bonds of a currency and term consistent with the currency and estimated term of the obligations. Actuarial gains and losses are recognized in full in the consolidated statement of comprehensive income in the period in which they arise.

(iii)	Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expense when they are due.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

Ardagh Metal Packaging S.A.

Revenue recognition

Our products include metal containers primarily for the beverage markets with consumer-driven demand. In addition to metal containers, the Group manufactures and supplies a wide range of can ends. Containers and ends are usually distinct items and can be sold separately from each other. A significant portion of our sales volumes are supplied under contracts which include input cost pass through provisions.

The Group usually enters into framework agreements with its customers, which establish the terms and conditions for subsequent individual purchase orders for our goods and services. In the context of the revenue recognition standard IFRS 15, an enforceable contract identifies each party’s enforceable rights regarding the goods or services to be transferred. The Group has concluded that under this accounting standard only individual purchase orders meet such definition of a contract. The individual purchase orders have, in general, a duration of one year or less and, as such, the Group does not disclose any information about remaining performance obligations under these contracts. The payment terms of the Group are in line with customary business practice, which can vary by customer and region. The Group has availed of the practical expedient from considering the existence of a significant financing component as, based on past experience, we expect that, at contract inception, the period between when a promised good is transferred to the customer and when the customer pays for that good will be one year or less.

Revenue is recognized when control of a good or service has transferred to the customer. For certain contracts, the Group manufactures products for customers that have no alternative use and for which the Group has an enforceable right to payment for production completed to date. The Group has concluded that it has such enforceable right to payment plus a reasonable margin once it receives an individual purchase order. Therefore, for such products that have no alternative use and where an enforceable right to payment exists, the Group will recognize revenue over time based on the units produced output method such that a portion of revenue, net of any related estimated rebates and cash discounts, excluding sales or value added tax, will be recognized prior to the dispatch of goods as the Group satisfies the contractual performance obligations for those contracts. For all other contracts, the Group will continue to recognize revenue primarily on dispatch of the goods, net of any related customer rebates and cash discounts, excluding sales and value added taxes.

The Group often sells products with rebates and cash discounts based on cumulative sales over a period. Such rebate and cash discount consideration is only recognized when it is highly probable that it will not be subsequently reversed and is recognized using the most likely amount depending on the individual contractual terms.

Exceptional items

The Group’s consolidated income statement, consolidated statement of cash flows and segmental analysis separately identify results before specific items. Specific items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence to provide additional information. Such items include, where significant, restructuring, redundancy and other costs relating to permanent capacity realignment or footprint reorganization, directly attributable acquisition costs and acquisition integration costs, and other transaction-related costs, profit or loss on disposal or termination of operations, start-up costs incurred in relation to and associated with plant builds, significant new line investments, major litigation costs and settlements and impairments of non-current assets. In this regard the determination of “significant” as included in our definition uses qualitative and quantitative factors. Judgment is used by the Group in assessing the specific items, which by virtue of their scale and nature, are disclosed in the Group’s consolidated income statement, and related notes as exceptional items.

Management considers columnar presentation to be appropriate in the consolidated income statement as it provides useful additional information and is consistent with the way that financial performance is measured by

Ardagh Metal Packaging S.A.

management and presented to the Board. Exceptional restructuring costs are classified as restructuring provisions and all other exceptional costs when outstanding at the reporting date are classified as exceptional items payable.

Net finance expense

Periods prior to the AMP Transfer

Net finance expense comprises interest expense on related party borrowings, interest costs on leases, net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The AMP Business capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Periods after the AMP Transfer

Finance income comprises interest income on funds invested, gains on disposal of financial assets, ineffective portions of derivative instruments designated as hedging instruments and gains on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss.

Finance expense comprises interest expense on borrowings (including amortization of deferred debt issuance costs), related party borrowings, interest cost on leases, certain net foreign currency translation gains or losses related to financing, net interest cost on net pension plan liabilities, losses on extinguishment of borrowings and derecognition of financial assets, ineffective portions of derivative instruments designated as hedging instruments, losses on derivative instruments that are not designated as hedging instruments and are recognized in profit or loss, and other finance expense.

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of manufacturing plants that require a substantial period of time to build that would have been avoided if the expenditure on the qualifying asset had not been made.

Costs related to the issuance of new debt are deferred and amortized within finance expense over the expected terms of the related debt agreements by using the effective interest rate method.

Income tax

Periods prior to the AMP Transfer

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax

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liabilities are generally not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, unless the transaction gives rise to equal and offsetting temporary differences, in which case a corresponding deferred tax asset and liability is recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the AMP Business and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Differences between the tax charges and credits in the consolidated financial statements and the tax charges and credits in the historical records of the AMP Business are included as offset in invested capital.

Periods after the AMP Transfer

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are generally not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, unless the transaction gives rise to equal and offsetting temporary differences, in which case a corresponding deferred tax asset and liability is recognized. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Ardagh Metal Packaging S.A.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Segment reporting

Periods prior to the AMP Transfer

As described above, the AMP Business has not historically operated as a separate stand-alone group and has been managed centrally by the Ardagh Group. For the purposes of these consolidated financial statements, the AMP Business has two operating and reporting segments: Europe and Americas, with internal reporting provided on this basis to the Executive Committee of the Ardagh Group, being its Chief Operating Decision Maker (“CODM”). The internal information supporting this segmental organization is used by the CODM to allocate resources and assess segmental performance.

Periods after the AMP Transfer

The Board and Chief Financial Officer have been identified as the Chief Operating Decision Maker (“CODM”) for the Group.

Operating segments are identified on the basis of the internal reporting regularly provided to the Board in order to allocate resources to the segment and assess its performance.

Critical accounting estimates, assumptions and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Please refer to the basis of preparation for details of the critical accounting estimates, assumptions and judgments exercised in preparing the combined financial statements.

(i)	Income taxes

The Group is subject to income taxes in numerous jurisdictions and judgment is therefore required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.  Where uncertain tax treatments exist, the Group assesses whether it is probable that a tax authority will accept the uncertain tax treatment applied or proposed to be applied in its income tax filings. The Group assesses for each uncertain tax treatment whether it should be considered independently or whether some tax treatments should be considered together based on what the Group believes provides a better prediction of the resolution of the uncertainty. The Group considers whether it is probable that the relevant authority will accept each uncertain tax treatment, or group of uncertain tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

Ardagh Metal Packaging S.A.

The Group measures tax uncertainties using its best estimate of likely outcomes. This estimate relies on estimates and assumptions and may involve judgments about future events.

Corporate activity including acquisitions, disposals and reorganizations often create tax uncertainties. The Group has determined, with the benefit of opinions from external tax advisors and legal counsel, where appropriate, that it has provided for all taxation liabilities that are probable to arise from such activities.

New information may become available that causes the Group to change its judgment regarding the adequacy of existing tax liabilities.  Such changes could result in incremental tax liabilities which could have a material effect on cash flows, financial condition and results of operations.

Where the final tax outcome of these matters is different from the amounts that were originally estimated such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(ii)	Measurement of employee benefit obligations

The Group follows guidance of IAS 19 ‘Employee Benefits’ to determine the present value of its obligations to current and past employees in respect of defined benefit pension obligations, other long term employee benefits, and other end of service employee benefits which are subject to similar fluctuations in value in the long term. The Group values its liabilities, with the assistance of professional actuaries, to ensure consistency in the quality of the key assumptions underlying the valuations. The critical assumptions and estimates applied are discussed in detail in note 21.

(iii)	Exceptional items

The consolidated income statement and segment analysis separately identify results before exceptional items. Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

The Group believes that this presentation provides additional analysis as it highlights exceptional items. The determination of “significant” as included in management’s definition uses qualitative and quantitative factors which remain consistent from period to period. Management uses judgment in assessing the particular items, which by virtue of their scale and nature, are disclosed in the consolidated income statement and related notes as exceptional items. Management considers the consolidated income statement presentation of exceptional items to be appropriate as it provides useful additional information and is consistent with the way that financial information is measured by management and presented to the Board. In that regard, management believes it to be consistent with paragraph 85 of IAS 1 ‘Presentation of Financial Statements’ (“IAS 1”), which permits the inclusion of line items and subtotals that improve the understanding of performance.

(iv) Valuation of Earnout Shares resulting from the AMP Transfer

The Group follows the guidance of IAS 32 ‘Financial Instruments: Presentation’ in accounting for the Earnout Shares. The Earnout Shares are recorded as a financial liability and measured at fair value at each reporting date. The key data inputs into the valuation are volatility, dividend yield, share price hurdles, share price, and risk-free rate. Volatility is the significant assumption in the fair value of the Earnout Shares as it is not directly market observable and there is estimation uncertainty involved in determining the assumed volatility. The critical assumptions and estimates applied are discussed in detail in note 22.

Ardagh Metal Packaging S.A.

4.  Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by Management and presented to the CODM.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the loss or profit for the period before income tax charge or credit, net finance expense or income, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of (loss)/profit for the year to Adjusted EBITDA

	Year ended
	December 31,
	2023	2022	2021
	$’m	$’m	$’m
(Loss)/profit for the year	(50)	237	(210)
Income tax (credit)/charge (note 7)	(21)	19	22
Net finance expense/(income) (note 6)	147	(80)	235
Depreciation and amortization (notes 10, 11)	418	359	343
Exceptional operating items (note 5)	106	90	272
Adjusted EBITDA	600	625	662

The segment results for the year ended December 31, 2023 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	2,030	2,782	4,812
Adjusted EBITDA	211	389	600
Capital expenditure	155	223	378
Segment assets	2,648	3,021	5,669

The segment results for the year ended December 31, 2022 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,963	2,726	4,689
Adjusted EBITDA	200	425	625
Capital expenditure	213	382	595
Segment assets	2,754	3,111	5,865

The segment results for the year ended December 31, 2021 are:

	Europe	Americas	Total
	$’m	$’m	$’m
Revenue	1,838	2,217	4,055
Adjusted EBITDA	281	381	662
Capital expenditure	190	496	686
Segment assets	2,785	2,540	5,325

Ardagh Metal Packaging S.A.

One customer accounted for greater than 10% of total revenue in 2023 (2022: one; 2021: one).

Capital expenditure is the sum of purchases of property, plant and equipment and software and other intangibles, net of proceeds from disposal of property, plant and equipment, as per the consolidated statement of cash flows.

Segment assets consist of intangible assets, property, plant and equipment, derivative financial instrument assets, deferred tax assets, other non-current assets, employee benefit assets, inventories, contract assets, trade and other receivables and cash, cash equivalents and restricted cash. The accounting policies of the segments are the same as those in the consolidated financial statements of the Group as set out in note 3.

Total revenue from the Group in countries which account for more than 10% of total revenue, in the current or prior years presented, are as follows:

	Year ended
	December 31,
	2023	2022	2021
Revenue	$’m	$’m	$’m
U.S.	2,307	2,181	1,727
U.K.	495	385	396
Brazil	471	549	439

The revenue above is attributed to countries on a destination basis.

Non-current assets, excluding derivative financial instrument assets, taxes, employee benefit assets and goodwill arising on acquisitions in countries which account for more than 10% of non-current assets are the U.S. 44% (2022: 44%), Brazil 17% (2022: 15%) and Germany 12% (2022: 12%).

The Company is domiciled in Luxembourg. During the year the Group had revenues of $nil (2022: $nil, 2021: $nil) with customers in Luxembourg. Non-current assets located in Luxembourg were $nil (2022: $nil).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and therefore additional disclosures relating to product lines is not necessary.

Disaggregation of revenue

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	2,010	7	13	2,030
Americas	—	2,311	471	2,782
Group	2,010	2,318	484	4,812

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2022:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,937	10	16	1,963
Americas	—	2,178	548	2,726
Group	1,937	2,188	564	4,689

The following illustrates the disaggregation of revenue by destination for the year ended December 31, 2021:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,824	5	9	1,838
Americas	1	1,772	444	2,217
Group	1,825	1,777	453	4,055

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Over time	3,831	3,747	3,160
Point in time	981	942	895
Total	4,812	4,689	4,055

5.  Exceptional items

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Start-up related and other costs	36	67	30
Impairment - property, plant and equipment	18	—	—
Restructuring costs	38	—	—
Exceptional items – cost of sales	92	67	30
Transaction-related and other costs	14	23	242
Exceptional items – SG&A expenses	14	23	242
Exceptional finance (income)/expense	(58)	(218)	57
Exceptional items – finance (income)/expense	(58)	(218)	57
Exceptional income tax credit (note 7)	(14)	(17)	(17)
Total exceptional items, net of tax	34	(145)	312

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

Ardagh Metal Packaging S.A.

2023

A net charge of $48 million, before tax, has been recognized as exceptional items for the year ended December 31, 2023, primarily comprising:

●	$36 million start-up related and other costs in the Americas ($20 million) and in Europe ($16 million), primarily relating to the Group’s investment programs.
●	$18 million relating to impairment of property, plant and equipment in Europe ($9 million) following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility, and the Americas ($9 million) in respect of the closure of the Whitehouse, Ohio production facility which was completed in February 2024.
●	$38 million restructuring costs in the Americas ($20 million) and Europe ($18 million), primarily related to the Whitehouse facility and Weissenthurm steel line closures.
●	$14 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group’s acquisition of the beverage can business and $8 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$58 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $14 million have been incurred relating to the above exceptional items.

2022

A net credit of $128 million, before tax, has been recognized as exceptional items for the year ended December 31, 2022, primarily comprising:

●	$67 million start-up related and other costs in the Americas ($40 million) and in Europe ($27 million), primarily relating to the Group’s investment programs.
●	$23 million transaction-related and other costs, primarily comprised of $14 million of professional advisory fees and other costs in relation to transformation initiatives, and $9 million of foreign currency translation losses relating to the exceptional cost of hedging activities in the Americas.
●	$218 million net exceptional finance income primarily relates to a gain on movements in the fair market values of $242 million on the Earnout Shares, Private and Public Warrants, partly offset by a foreign currency loss of $22 million thereon.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

2021

A net charge of $329 million, before tax, has been recognized as exceptional items for the year ended December 31, 2021, primarily comprising:

●	$30 million start-up related costs in the Americas ($21 million) and Europe ($9 million), relating to the Group’s investment programs.
●	$242 million transaction-related and other costs, primarily comprised of an expense of $205 million relating to the service for the listing of the Ordinary Shares upon the completion of the Business Combination on August 4,

Ardagh Metal Packaging S.A.

2021 and $41 million of professional advisory fees in relation to the Business Combination and transactions and other costs related to transformation initiatives, partly offset by a $4 million credit related to a loan forgiven with respect to the U.S. pension plan.
●	$57 million exceptional finance expense comprised of a charge of $52 million from the Ardagh Group for redemption premiums and issuance costs on related party borrowings in conjunction with the AMP Transfer, $5 million interest payable on the AMP Notes Issuance in March 2021 related to the period prior to completion of the AMP Transfer on April 1, 2021 and a net $13 million foreign currency loss on the Earnout Shares and Private and Public Warrants, partly offset by a foreign currency translation gain of $13 million on the Promissory Note issued by the Company to the Ardagh Group as part of the consideration in connection with the Business Combination.
●	Tax credits of $17 million have been incurred relating to the above exceptional items.

6.  Net finance expense/(income)

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Senior Secured Green and Senior Green Notes	132	113	72
Net pension interest cost (note 21)	5	3	3
Lease interest cost*	24	12	8
Foreign currency translation losses	6	3	49
Losses on derivative financial instruments	2	—	—
Interest on related party borrowings	—	—	43
Other net finance expense*	36	7	3
Net finance expense before exceptional items	205	138	178
Exceptional finance (income)/expense (note 5)	(58)	(218)	57
Net finance expense/(income)	147	(80)	235

*Prior year lease interest cost and other net finance expense which had previously been aggregated have been represented to conform with current year presentation.

During the year ended December 31, 2023, the Group recognized $24 million (2022: $12 million) of interest paid related to lease liabilities in cash used in operating activities in the consolidated statement of cash flows.

Ardagh Metal Packaging S.A.

7.  Income tax

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Current tax:
Current tax for the year	31	32	17
Adjustments in respect of prior years	(28)	2	(3)
Total current tax	3	34	14
Deferred tax:
Deferred tax for the year	(27)	(14)	4
Adjustments in respect of prior years	3	(1)	4
Total deferred tax	(24)	(15)	8
Income tax (credit)/charge	(21)	19	22

Reconciliation of income tax (credit)/charge and the (loss)/profit before tax multiplied by the domestic tax rate of the Group for 2023, 2022 and 2021 is as follows:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
(Loss)/profit before tax	(71)	256	(188)
(Loss)/profit before tax multiplied by the standard rate of Luxembourg corporation tax: 24.94%	(18)	64	(47)
Tax losses for which no deferred income tax asset was recognized	25	14	3
Remeasurement of deferred taxes	—	—	9
Adjustment in respect of prior years	(25)	1	1
Income subject to state and other local income taxes	6	8	9
Income taxed at rates other than standard tax rates	(13)	(59)	11
Non-deductible items	5	3	39
Other	(1)	(12)	(3)
Income tax (credit)/charge	(21)	19	22

The total income tax charge outlined above for each year includes tax credits of $14 million in 2023 (2022: $17 million; 2021: $17 million) in respect of exceptional items, being the tax effect of the items set out in note 5.

Adjustment in respect of prior years in the year ended December 31, 2023 includes tax credits of $29 million arising from a favorable Superior Court of Justice ruling in Brazil. Income taxed at non-standard rates takes account of foreign tax rate differences (versus the Luxembourg standard 24.94% rate) on earnings and includes the non-taxable gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants. Tax losses for which no deferred income tax asset was recognized relates to net operating losses and the carry-forward of interest expense in certain jurisdictions. Remeasurement of deferred taxes in the year ended December 31, 2021 relates to the impact of the substantially enacted change in rate of corporation tax in the United Kingdom.

Non-deductible items includes transaction related and other costs attributable to the completion of the Business Combination for the year ended December 31, 2021.

Ardagh Metal Packaging S.A.

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Ardagh Metal Packaging S.A. is incorporated, and has come into effect on January 1, 2024. The Group applies the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. Given the nuanced nature of the new legislation, and further clarifications awaited from the OECD, the Group continues to assess any exposure to the Pillar Two legislation.

8. Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the (loss)/profit attributable to equity holders by the weighted average number of shares outstanding during the year.

The following table reflects the income statement (loss)/profit and share data used in the basic EPS calculations:

	Year ended December 31,
	2023	2022	2021 (i)
	$'m	$'m	$'m
(Loss)/profit attributable to equity holders as presented in the income statement	(50)	237	(210)
Less: Dividends on preferred shares (see note 26)	(24)	(11)	–
(Loss)/profit attributable to equity holders used in calculating earnings per share	(74)	226	(210)
Weighted average number of ordinary shares for EPS (millions) (ii)	597.6	601.0	538.8
(Loss)/earnings per share	$(0.12)	$0.38	$(0.39)

Diluted (loss)/earnings per share is consistent with basic (loss)/earnings per share, as there are no dilutive potential shares during the periods presented above.

(i) In advance of the completion of the Business Combination, on August 4, 2021, 493,763,520 ordinary shares of the Company, with a par value €0.01 per share, were issued to the Ardagh Group. Upon completion of the Business Combination, a further 109,519,577 ordinary shares of the Company, with a par value of €0.01, were issued to remaining shareholders. The share issuances prior to and upon completion of the Business Combination have been utilized in the calculation of the weighted average number of ordinary shares for the year ended December 31, 2021.

(ii) The weighted average number of ordinary shares included in the computation of basic and diluted earnings per share has been adjusted to exclude ordinary shares repurchased and held by the Company as treasury shares. The number of ordinary shares so held at the reporting date is detailed in note 18.

Please refer to note 18 for any details of transactions involving ordinary shares for the years ended December 31, 2023, 2022 and 2021.

There have been no material transactions involving ordinary shares between the reporting date and the authorization of these consolidated financial statements.

Ardagh Metal Packaging S.A.

9.  Employee costs

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Wages and salaries	425	334	345
Social security costs	106	91	82
Defined benefit plan pension costs (note 21)	10	13	12
Defined contribution plan pension costs (note 21)	19	17	17
Group employee costs	560	455	456

	At December 31,
Employees	2023	2022	2021
Europe	3,497	3,420	3,196
Americas	2,940	2,899	2,565
Group	6,437	6,319	5,761

Ardagh Metal Packaging S.A.

10.  Intangible assets

		Customer	Technology
	Goodwill	relationships	and other	Software	Total
	$’m	$’m	$’m	$’m	$’m
Cost
At January 1, 2022	1,010	1,400	42	31	2,483
Additions	—	—	10	1	11
Acquisition	(1)	2	—	—	1
Transfers	—	—	(5)	5	—
Exchange	(33)	(64)	(2)	(1)	(100)
At December 31, 2022	976	1,338	45	36	2,395
Amortization
At January 1, 2022		(764)	(37)	(20)	(821)
Charge for the year		(133)	(1)	(4)	(138)
Exchange		35	1	1	37
At December 31, 2022		(862)	(37)	(23)	(922)
Net book value
At December 31, 2022	976	476	8	13	1,473

Cost
At January 1, 2023	976	1,338	45	36	2,395
Additions	—	—	12	3	15
Acquisition	4	—	2	—	6
Transfers	—	—	(10)	10	—
Exchange	19	35	1	2	57
At December 31, 2023	999	1,373	50	51	2,473
Amortization
At January 1, 2023		(862)	(37)	(23)	(922)
Charge for the year		(134)	(2)	(7)	(143)
Exchange		(25)	(1)	—	(26)
At December 31, 2023		(1,021)	(40)	(30)	(1,091)
Net book value
At December 31, 2023	999	352	10	21	1,382

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”) a startup digital can printer based in Zurich, Switzerland. Goodwill of $4 million was recognized in respect of this acquisition. See note 11 for further details.

In 2022, the Ardagh Group and AMPSA signed a letter agreement for the development and acquisition of joint information technology assets (both hardware and software) which are operated for the mutual benefit of both parties (the “Joint IT Assets”). This letter agreement requires the consent of both parties for all activities that significantly affect the returns from the Joint IT Assets and unless otherwise agreed by the parties in writing, the agreement provides that rights, title and interest in any Joint IT Assets, shall be divided in agreed proportions. Costs in both the development and operation of the Joint IT Assets will be borne by both parties, in accordance with each party’s ownership share. In the year ended

Ardagh Metal Packaging S.A.

December 31, 2023, AMPSA capitalized costs associated with the development of the Joint IT Assets of approximately $5 million (2022: $5 million). The Joint IT Asset agreement is accounted for as a joint operation.

Impairment

The Group has considered the carrying value of the Group’s intangible assets (excluding goodwill) and assessed for indicators of impairment at December 31, 2023 in accordance with IAS 36 ‘Impairment of Assets’. No such indicators of impairment were identified. The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the intangible assets of the Group at December 31, 2023.

Goodwill

Allocation of goodwill

Goodwill that originated from the acquisition of the Group by the Ardagh Group has been allocated to CGUs that are expected to benefit from synergies arising from that combination. The groupings represent the lowest level at which the related goodwill is monitored for internal management purposes.

The lowest level within the Group at which the goodwill is monitored for internal management purposes and consequently the groups of CGUs to which goodwill is allocated and tested for impairment, is set out below:

	At December 31,
	2023	2022
	$’m	$’m
Europe	560	537
Americas	439	439
Total goodwill	999	976

Impairment tests for goodwill

The Group performs its impairment test of goodwill annually or whenever indicators suggest that impairment may have occurred.

Recoverable amount and carrying amount

The Group uses the fair value less costs of disposal (“FVLCD”) model for the purposes of its annual goodwill impairment testing.

In assessing FVLCD, we have used a market approach, which includes, as a key assumption, a multiple to Adjusted EBITDA for the year ended December 31, 2023. The multiple used is based on both AMP and comparable companies’ equity valuations and was further adjusted for disposal costs. The valuation is considered to be level 2 in the fair value hierarchy.

A sensitivity analysis was performed reflecting reasonably possible potential variations in the applied Adjusted EBITDA multiple. If the multiple which was applied to the Adjusted EBITDA for the year ended December 31, 2023, was reduced by 1x, the recoverable amounts calculated for the Europe and Americas groups of CGUs are still significantly in excess of the carrying values of the Europe and Americas groups of CGUs. As a result of the significant excess of

Ardagh Metal Packaging S.A.

recoverable amount, we consider that completing the calculation of the recoverable amount of the Europe and Americas groups of CGUs using a value in use (“VIU”) model or providing additional disclosures under IAS 36 are not required.

11.  Property, plant and equipment

		Plant,
	Land and	machinery	Dunnage
	buildings	and other	and other	Total
	$’m	$’m	$’m	$’m
Cost
At January 1, 2022	439	1,990	138	2,567
Additions	266	506	52	824
Disposals	(17)	(30)	(2)	(49)
Exchange	(15)	(56)	(5)	(76)
At December 31, 2022	673	2,410	183	3,266
Depreciation
At January 1, 2022	(148)	(512)	(65)	(725)
Charge for the year	(57)	(139)	(25)	(221)
Disposals	14	28	2	44
Exchange	6	16	4	26
At December 31, 2022	(185)	(607)	(84)	(876)
Net book value
At December 31, 2022	488	1,803	99	2,390
Cost
At January 1, 2023	673	2,410	183	3,266
Additions	175	292	26	493
Acquisition	—	4	—	4
Impairment	—	(18)	—	(18)
Disposals	(16)	(38)	(3)	(57)
Exchange	10	45	4	59
At December 31, 2023	842	2,695	210	3,747
Depreciation
At January 1, 2023	(185)	(607)	(84)	(876)
Charge for the year	(71)	(174)	(30)	(275)
Disposals	12	36	3	51
Exchange	(3)	(14)	(2)	(19)
At December 31, 2023	(247)	(759)	(113)	(1,119)
Net book value
At December 31, 2023	595	1,936	97	2,628

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a startup digital can printer based in Zurich, Switzerland, for an initial consideration of €15 million, with a further €10 million payable in 2024, subject to NOMOQ achieving certain milestones. Net of €15 million cash acquired; the transaction did not result in a cash outflow for the Group. These consolidated financial statements include management’s substantially completed allocation of the fair values of assets acquired and liabilities assumed, subject to final completion during Q1 2024. In conjunction with this transaction, the Group has entered into put and call option arrangements for the acquisition

Ardagh Metal Packaging S.A.

of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group is presenting the fair value of such obligation in other liabilities and provisions. An initial estimate of the fair value, which has been reflected in other reserves, has been calibrated such that the present value of the liability is equal to the fair value of the NCI that is subject to the put and call arrangement as at the valuation date.

Depreciation expense of $257 million (2022: $206 million; 2021: $181 million) has been charged in cost of sales and $18 million (2022: $15 million; 2021: $11 million) in sales, general and administration expenses.

Construction in progress at December 31, 2023 was $447 million (2022: $631 million).

Included in property, plant and equipment is an amount for land of $51 million (2022: $47 million).

Substantially all of the Group’s property, plant and equipment is pledged as security under the terms and conditions of the Group’s financing arrangements. No interest was capitalized in the year (2022: $nil).

Impairment

The Group has considered the carrying value of the property, plant and equipment of the Group and assessed the indicators of impairment at December 31, 2023 in accordance with IAS 36. In the year ended December 31, 2023, an impairment charge of $18 million (2022: $nil) has been recognized, of which $9 million relates to the impairment of plant and machinery in Europe and $9 million relates to the impairment of plant and machinery in the Americas, principally arising from the Group’s capacity alignment programs.

The Group has concluded that the potential impact of climate change does not have a significant impact on the carrying value or remaining useful lives of the property, plant and equipment of the Group at December 31, 2023.

Right of use assets — Net book value, depreciation and variable lease expense

The following right-of-use assets were included in property, plant and equipment:

		Plant,	Dunnage
	Land and	machinery	and
	buildings	and other	other	Total
Net book value At December 31,	$’m	$’m	$’m	$’m
2023	153	223	36	412
2022	126	164	37	327

The increase in the net book value of the right-of-use assets at December 31, 2023 to $412 million is primarily the result of total additions during the year to the right-of-use assets of $163 million, acquisitions of $1 million and exchange gains of $3 million, offset by a depreciation charge of $78 million, comprised of land and buildings ($52 million), plant and machinery ($19 million) and dunnage and other ($7 million) and disposals of $4 million.

The increase in the net book value of the right-of-use assets at December 31, 2022 to $327 million is primarily the result of total additions during the year to the right-of-use assets of $211 million, offset by a depreciation charge of $57 million, comprised of land and buildings ($41 million), plant and machinery ($10 million) and dunnage and other ($6 million) and exchange losses.

Ardagh Metal Packaging S.A.

The Group incurred variable lease expense of $40 million for the year ended December 31, 2023 (2022: $38 million, 2021: $35 million) primarily related to warehouse leases.

Capital commitments

The Group had contracted capital commitments in relation to property, plant and equipment for the year ended December 31, 2023, of $124 million (2022: $303 million, 2021: $452 million).

12. Non-current assets

	Year ended December 31,
	2023	2022
	$’m	$’m
Customer receivables	29	—
Indirect tax assets	41	3
Other	—	1
	70	4

During the year ended December 31, 2023, a customer of the Group in Brazil, Grupo Petrópolis, filed for a court-supervised reorganization. This process concluded in October 2023 and as a result of the terms and conditions negotiated between the parties and subsequently ratified by the Brazilian court, the Group has de-recognized the amount receivable from Grupo Pétropolis previously held in trade and other receivables and recognized a non-current customer receivable, initially measured at fair value in accordance with IFRS 9 'Financial Instruments'. Other non-current customer receivables include amounts recognized during the year in respect of other contractual arrangements.

Non-current indirect taxes principally include indirect tax credits arising in the Americas which are expected to be utilized after more than one year from the reporting date.

Ardagh Metal Packaging S.A.

13.  Deferred tax

The movement in deferred tax assets and liabilities during the year was as follows:

	Assets	Liabilities	Total
	$’m	$’m	$’m
At January 1, 2021*	151	(266)	(115)
Credited/(charged) to the income statement (note 7)*	26	(34)	(8)
Charged to other comprehensive income	(5)	(12)	(17)
Exchange	(6)	10	4
At December 31, 2021*	166	(302)	(136)
Credited/(charged) to the income statement (note 7)*	75	(60)	15
(Charged)/credited to other comprehensive income	(21)	25	4
Exchange	(4)	17	13
At December 31, 2022	216	(320)	(104)
Credited/(charged) to the income statement (note 7)	60	(36)	24
Charged to other comprehensive income	4	4	8
Exchange	3	(5)	(2)
At December 31, 2023	283	(357)	(74)

* Prior period comparatives are re-presented due to amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. There is no impact on prior year comparatives on a net basis.

The components of deferred tax assets and liabilities are as follows:

	At December 31,
	2023	2022
	$’m	$’m
Tax losses	39	25
Employee benefit obligations	23	18
Depreciation timing differences (including leases)*	147	118
Provisions	29	32
Other	45	23
	283	216
Available for offset*	(221)	(162)
Deferred tax assets	62	54
Intangible assets	(101)	(108)
Accelerated depreciation and other fair value adjustments (including leases)*	(240)	(190)
Other	(16)	(22)
	(357)	(320)
Available for offset*	221	162
Deferred tax liabilities	(136)	(158)

* Prior period comparatives are re-presented due to amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. There is no impact on prior year comparatives on a net basis.

Ardagh Metal Packaging S.A.

The tax credit recognized in the consolidated income statement is analyzed as follows:

	Year ended
	December 31,
	2023	2022	2021
	$’m	$’m	$’m
Tax losses	14	15	7
Employee benefit obligations	3	3	2
Depreciation timing differences (including leases)*	26	38	16
Provisions	(3)	8	2
Other deferred tax assets	20	11	(1)
Intangible assets	10	13	22
Accelerated depreciation and other fair value adjustments (including leases)*	(49)	(68)	(43)
Other deferred tax liabilities	3	(5)	(13)
	24	15	(8)

* Prior period comparatives are re-presented due to amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction. There is no impact on prior year comparatives on a net basis.

The Group applied Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) from 1 January 2023. Following the amendments, the Group has recognized a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right of use assets. Prior year comparatives are re-presented in accordance with the amendments to IAS 12. There is no impact on previously reported prior year comparatives following the permissible offsetting in accordance with IAS 12.

Deferred tax assets are only recognized on tax loss carry forwards to the extent that the realization of the related tax benefit through future taxable profits is probable based on management’s forecasts. The Group did not recognize deferred tax assets of $155 million (2022: $17 million, 2021: $4 million) in respect of tax losses amounting to $729 million (2022: $120 million, 2021: $14 million) that can be carried forward against future taxable income due to uncertainty regarding their utilization.

No provision has been made for temporary differences applicable to investments in subsidiaries as the Group is in a position to control the timing of reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Given that exemptions and tax credits would be available in the context of the Group’s investments in subsidiaries in the majority of jurisdictions in which it operates, the aggregate amount of temporary differences in respect of which deferred tax liabilities have not been recognized would not be material.

14.  Inventories

	At December 31,
	2023	2022
	$’m	$’m
Raw materials and consumables	300	347
Work-in-progress	3	6
Finished goods	166	214
	469	567

Ardagh Metal Packaging S.A.

Certain inventories held by the Group have been pledged as security under the Group’s Global Asset Based Loan Facility (note 20). There were no drawings under this facility at December 31, 2023 (2022: $nil).

The amounts recognized as a write-down in inventories or as a reversal of a write-down for the year ended December 31, 2023 were not material (2022: not material).

At December 31, 2023, the hedging loss included in the carrying value of inventories, which will be recognized in the income statement when the related finished goods have been sold is $1 million (2022: $1 million hedging gain).

15.  Trade and other receivables

	At December 31,
	2023	2022
	$’m	$’m
Trade receivables	181	333
Other receivables and prepayments	140	175
Related party receivables (note 27)	1	1
	322	509

The fair values of trade and other receivables approximate the amounts shown above.

Other receivables and prepayments include non-financial assets of $91 million (2022: $111 million) including value added tax and other taxes recoverable of $81 million (2022: $101 million).

Movements on the provisions for impairment of trade receivables are as follows:

	2023	2022
	$'m	$'m
At January 1,	4	7
Provision for receivables impairment	8	4
Receivables written off during the year as uncollectible	(9)	—
Net remeasurement of loss allowance	—	(7)
At December 31,	3	4

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable set out above.

Provisions against specific balances

Significant balances are assessed for evidence of increased credit risk. Examples of factors considered are high probability of bankruptcy, breaches of contract or major concession being sought by the customer. Instances of significant single customer related bad debts are rare.

Providing against the remaining population of customers

The Group monitors actual historical credit losses and adjusts for forward-looking information to measure the level of expected losses. Adverse changes in the payment status of customers of the Group, or national or local economic conditions that correlate with defaults on receivables owing to the Group, may also provide a basis for an increase in the level of provision above historic loss experience.

Ardagh Metal Packaging S.A.

At December 31, 2023, trade receivables of $22 million (2022: $11 million) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	At December 31,
	2023	2022
	$'m	$'m
Up to three months past due	11	3
Three to six months past due	3	1
Over six months past due	8	7
	22	11

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $643 million were sold under these programs at December 31, 2023 (December 31, 2022: $530 million).

16.  Contract assets

The following table provides information about significant changes in contract assets:

	2023	2022
	$’m	$’m
At January 1,	239	182
Transfers from contract assets recognized at beginning of year to receivables	(234)	(176)
Increases as a result of new contract assets recognized during the year	249	229
Other (including exchange)	5	4
Balance as at December 31,	259	239

17.  Cash, cash equivalents and restricted cash

	At December 31,
	2023	2022
	$’m	$’m
Cash at bank and in hand	324	469
Short term bank deposits	110	81
Restricted cash	9	5
	443	555

18.  Equity share capital and share premium

Issued and fully paid shares:

	Total shares (par value €0.01)	Share capital	Share premium
	(million)	$'m	$'m
At December 31, 2021	603	7	5,992
Preferred shares issued	–	260	(3)
Cancellation of ordinary shares	(6)	–	–
At December 31, 2022 and 2023	597	267	5,989

Ardagh Metal Packaging S.A.

There were no material share transactions for the year ended December 31, 2023.

The authorized share capital of the Company is set at one billion euro and zero cents (€1,000,000,000), divided into up to one hundred billion (100,000,000,000) shares (the “Shares”) represented by Ordinary Shares and Preferred Shares.

On July 8, 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to the Ardagh Group for €250 million (approximately $260 million). The preferred shares are perpetual instruments with no fixed term and are only redeemable at the sole discretion of the Company. The preferred shares provide for annual cumulative dividends that may accumulate indefinitely if not declared. Redemption of the preferred shares at par plus unpaid dividends, as well as the payment of dividends on the preferred shares are entirely at the discretion of the Company and have, therefore, been classified as equity. Transaction costs of $3 million related to the issuance of the preferred shares are included in share premium.

In the year ended December 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares returning $35 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings.

19.  Financial risk factors

The Group’s activities expose it to a variety of financial risks: capital risk, interest rate, currency exchange risk, commodity price risk, credit risk and liquidity risk.

Capital structure and risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and provide returns to its shareholders. The Group funds its operations primarily from the following sources of capital: borrowings, cash flow and shareholders’ capital. The Group aims to achieve a capital structure that results in an appropriate cost of capital to accommodate material investments or acquisitions, while providing flexibility in short and medium term funding. The Group also aims to maintain a strong statement of financial position and to provide continuity of financing by having a range of maturities and borrowing from a variety of sources.

The Group’s overall treasury objectives are to ensure sufficient funds are available for the Group to carry out its strategy and to manage certain financial risks to which the Group is exposed, details of which are provided below. The finance committee of the Board (the “Finance Committee”) reviews and monitors the capital structure, financial policies and treasury function in addition to advising the Board on whether to approve financing agreements or arrangements.

Financial risks are managed on the advice of Group Treasury and senior management in conjunction with the Finance Committee. The Group does not permit the use of treasury instruments for speculative purposes, under any circumstances. Group Treasury regularly reviews the level of cash and debt facilities required to fund the Group’s activities, plans for repayment and refinancing of debt, and identifies an appropriate amount of headroom to provide a reserve against unexpected funding requirements.

The Group’s long-term liquidity needs primarily relate to the Group’s growth investment program and the servicing of its debt obligations. Management expect to satisfy the Group’s future long-term liquidity needs through a combination of cash flow generated from operations and, where appropriate, to raise additional financing and to refinance the Group’s debt obligations in advance of their respective maturity. The Group generates substantial cash flow from

Ardagh Metal Packaging S.A.

operations on an annual basis. The Group had $443 million in cash, cash equivalents and restricted cash at December 31, 2023 (2022: $555 million), as well as available but undrawn liquidity of $369 million (2022: $415 million) under its credit facilities.

Additionally, financial instruments, including derivative financial instruments, are used to hedge exposure to interest rate, currency exchange risk and commodity price risk.

One of the Group’s key metrics is the ratio of consolidated external net debt as a multiple of Adjusted EBITDA (see note 4). As at December 31, 2023 the ratio was 5.52x (2022: 4.86x).

Interest rate risk

At December 31, 2023, the Group’s Senior Secured Green and Senior Green Notes were 100% (2022: 100%) fixed, with a weighted average interest rate of 3.8% (2022: 3.8%). As a result, movements in market interest rates would not have a material impact on either the profit or loss or shareholders equity.

Currency exchange risk

The Group presents its consolidated financial statements in U.S. dollar. The functional currency of the Company is the euro.

At December 31, 2023, the Group operated 24 production facilities in 9 countries, across three continents and its main currency exposure in the year then ended, from the euro functional currency, was in relation to the U.S. dollar, British pound, and Brazilian real. Currency exchange risk arises from future commercial transactions and recognized assets and liabilities.

As a result of the consolidated financial statements being presented in U.S. dollar, the Group’s results are also impacted by fluctuations in the U.S. dollar exchange rate versus the euro.

The Group has a limited level of transactional currency exposure arising from sales or purchases by operating units in currencies other than their functional currencies.

The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings and swaps denominated in the Group’s principal foreign currencies.

Fluctuations in the value of these currencies with respect to the euro functional currency may have a significant impact on the Group’s financial condition and results of operations. The Group believes that a strengthening of the euro exchange rate (the functional currency) by 1% against all other foreign currencies from the December 31, 2023 rate would decrease shareholders’ equity by approximately $5 million (2022: $5 million decrease).

Commodity price risk

The Group is exposed to changes in prices of energy and its main raw materials, primarily aluminum. Aluminum is traded daily as a commodity on the London Metal Exchange, which has historically been subject to significant price volatility. Because aluminum is priced in U.S. dollar, fluctuations in the U.S. dollar/euro rate also affect the euro cost of

Ardagh Metal Packaging S.A.

aluminum. Furthermore, the relative price of oil and its by-products may impact our business, affecting our transport, lacquer and ink costs.

Where we do not have pass through sales contracts in relation to the underlying raw material cost, the Group uses derivative contracts to manage this price and foreign currency risk on the raw material purchases in Europe and in Americas. The Group depends on an active liquid market and available credit lines with counterparty banks to cover this risk. The use of derivative contracts to manage our risk is dependent on robust hedging procedures. Increasing raw material costs over time has the potential, if customers are unable to pass on price increases, to reduce sales volume and could therefore have a significant impact on our business. The Group is also exposed to possible interruptions of supply of aluminum or other raw materials and any inability to purchase raw materials could negatively impact our operations.

As a result of the volatility of natural gas and electricity prices, the Group has developed an active hedging strategy to fix a significant proportion of its energy costs through contractual arrangements directly with our suppliers. The Group policy is to purchase natural gas and electricity by entering into forward fixed price arrangements with suppliers for the majority of our anticipated requirements for the year ahead and for further diminishing portions of our anticipated requirements for subsequent years. Such contracts are used exclusively to obtain delivery of our anticipated energy supplies. The Group does not trade nor look to profit from such activities. The Group avails of the own use exemption and, therefore, these contracts are treated as executory contracts. The Group typically builds up these contractual positions in tranches of approximately 10% of the anticipated volumes. Any natural gas and electricity which is not purchased under forward fixed price arrangements is purchased under index tracking contracts or at spot prices. Where entering forward fixed price arrangements with suppliers is not practical, the Group may use derivative contracts with counterparty banks to cover the risk.

Credit risk

Credit risk arises from derivative contracts, cash and deposits held with banks and financial institutions, as well as credit exposures to the customers of the Group, including outstanding receivables. The policy of the Group is to invest excess liquidity, only with recognized and reputable financial institutions. For banks and financial institutions, only independently rated parties with a minimum rating of “BBB+” from at least two credit rating agencies are accepted, where possible. The credit ratings of banks and financial institutions are monitored to ensure compliance with Group policy. Risk of default is controlled within a policy framework of dealing with high quality institutions and by limiting the amount of credit exposure to any one bank or institution.

The Group’s policy is to extend credit to customers of good credit standing. Credit risk is managed on an on-going basis, by experienced people within the Group. The Group’s policy for the management of credit risk in relation to trade receivables involves periodically assessing the financial reliability of customers, taking into account their financial position, past experience and other factors. Provisions are made where deemed necessary and the utilization of credit limits is regularly monitored. Management does not expect any significant counterparty to fail to meet its obligations. The maximum exposure to credit risk is represented by the carrying amount of each asset. For the year ended December 31, 2023, the ten largest customers of the Group accounted for approximately 55% of total revenues (2022: 57%; 2021: 58%).  There is no recent history of default with these customers.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to Group Treasury, where practically possible. Group Treasury invests surplus cash in interest-bearing current accounts, money market funds and bank time deposits with appropriate maturities to provide sufficient headroom as determined by the below-mentioned forecasts.

Ardagh Metal Packaging S.A.

Liquidity risk

The Group is exposed to liquidity risk which arises primarily from the maturing of short term and long term debt obligations and from the normal liquidity cycle of the business throughout the course of a year. The Group’s policy has been to ensure that sufficient resources are available either from cash balances, cash flows or undrawn committed bank facilities, to ensure all obligations can be met as they fall due.

To effectively manage liquidity risk, the Group:

●	has committed borrowing facilities that it can access to meet liquidity needs;
●	maintains cash balances and liquid investments with highly-rated counterparties;
●	limits the maturity of cash balances;
●	borrows the bulk of its debt needs under long term fixed rate debt securities; and
●	has internal control processes to manage liquidity risk.

Cash flow forecasting is performed in the operating entities of the Group and is aggregated by Group Treasury. Group Treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans.

20.  Financial assets and liabilities

The Group’s net debt was as follows:

	At December 31,
	2023	2022
	$’m	$’m
Loan notes	3,277	3,231
Other borrowings	457	361
Net borrowings	3,734	3,592
Cash, cash equivalents and restricted cash	(443)	(555)
Derivative financial instruments used to hedge foreign currency and interest rate risk	21	—
Net debt	3,312	3,037

The Group’s net borrowings of $3,734 million (2022: $3,592 million) are classified as non-current liabilities of $3,640 million (2022: $3,524 million) and current liabilities of $94 million (2022: $68 million) in the consolidated statement of financial position at December 31, 2023.

Ardagh Metal Packaging S.A.

At December 31, 2023, the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	369	06-Aug-26	Revolving	–	–	369
Lease obligations	Various	–	Various	Amortizing	–	408	–
Other borrowings	Various	–	Rolling	Amortizing	–	54	–
Total borrowings						3,762	369
Deferred debt issue costs						(28)	–
Net borrowings						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	–
Net debt / available liquidity						3,312	812

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens. The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

Ardagh Metal Packaging S.A.

At December 31, 2022 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	480	–
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	–
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	–
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	533	–
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	–
Global Asset Based Loan Facility	USD	415	06-Aug-26	Revolving	–	–	415
Lease obligations	Various	–	Various	Amortizing	–	327	–
Other borrowings	Various	–	Rolling	Amortizing	–	40	–
Total borrowings						3,630	415
Deferred debt issue costs						(38)	–
Net borrowings						3,592	415
Cash, cash equivalents and restricted cash						(555)	555
Net debt / available liquidity						3,037	970

The following table summarizes movement in the Group’s net debt:

	At December 31,
	2023	2022
	$’m	$’m
Net decrease/(increase) in cash, cash equivalents and restricted cash per consolidated statement of cash flows*	112	(92)
Increase in net borrowings and derivative financial instruments	163	705
Increase in net debt	275	613
Net debt at January 1,	3,037	2,424
Net debt at December 31,	3,312	3,037
*	Includes exchange losses on cash, cash equivalents and restricted cash

The increase in net debt primarily includes proceeds from borrowings of $94 million (2022: $732 million), of which $15 million (2022: $23 million) was a non-cash transaction (a supplier credit arrangement in the Americas), a net increase in lease obligations of $81 million (2022: $145 million), a net decrease of deferred debt issue costs of $10 million (2022: decrease of $2 million), a decrease in cash, cash equivalents and restricted cash of $112 million (2022: increase of $92 million), foreign exchange losses of $37 million (2022: gains of $64 million), fair value losses on derivative financial instruments of $21 million (2022: $nil) and acquisition of borrowings of $3 million (2022: $nil) which is partly offset by repayments of borrowings of $83 million (2022: $110 million).

Ardagh Metal Packaging S.A.

Maturity profile

The maturity profile of the Group’s total borrowings is as follows:

	At December 31,
	2023	2022
	$’m	$’m
Within one year or on demand	94	68
Between one and three years	175	100
Between three and five years	1,791	704
Greater than five years	1,702	2,758
Total borrowings	3,762	3,630
Deferred debt issue costs	(28)	(38)
Net borrowings	3,734	3,592

Included within total borrowings between three and five years and greater than five years is the Group’s Senior Secured Notes and Senior Notes of $3,300 million (2022: $3,263 million).

The maturity profile of the contractual undiscounted cash flows related to the Group’s lease liabilities is as follows:

	At December 31,
	2023	2022
	$’m	$’m
Not later than one year	99	70
Later than one year and not later than five years	285	224
Later than five years	110	108
	494	402

The table below analyzes the Group’s financial liabilities (including interest payable) into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contracted undiscounted cash flows.

		Derivative	Trade
	Total	financial	and other
	borrowings	instruments	payables
At December 31, 2023	$’m	$’m	$’m
Within one year or on demand	244	32	1,240
Between one and three years	458	41	—
Between three and five years	1,994	11	—
Greater than five years	1,761	—	—

		Derivative	Trade
	Total	financial	and other
	borrowings	instruments	payables
At December 31, 2022	$’m	$’m	$’m
Within one year or on demand	210	40	1,227
Between one and three years	374	4	—
Between three and five years	947	12	—
Greater than five years	2,891	1	—

Ardagh Metal Packaging S.A.

The carrying amount and fair value of the Group’s borrowings excluding lease obligations are as follows:

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2023	$'m	$'m	$'m	$'m
Loan notes	3,300	(23)	3,277	2,885
Other borrowings	54	(5)	49	54
	3,354	(28)	3,326	2,939

	Carrying value
	Amount	Deferred debt
	drawn	issue costs	Total	Fair value
At December 31, 2022	$'m	$'m	$'m	$'m
Loan notes	3,263	(32)	3,231	2,702
Other borrowings	40	(6)	34	40
	3,303	(38)	3,265	2,742

Earnout Shares Private and Public Warrants

Please refer to note 22 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

2023

Lease obligations at December 31, 2023 of $408 million (December 31, 2022: $327 million), primarily reflects $158 million of new lease liabilities and $5 million of foreign currency movements, partly offset by $78 million of principal repayments and $4 million of disposals of lease assets during the year ended December 31, 2023.

At December 31, 2023 the Group had no cash drawings on the Global Asset Based Loan facility, which has a maximum cash capacity available to draw down of $407 million, when sufficient working capital is available to fully collateralize the facility. In line with the seasonality of the Group's business, working capital collateralization limited the available borrowing base to $369 million at December 31, 2023.

2022

On June 8, 2022, the Group issued $600 million 6.000% Senior Secured Green Notes due 2027. Net proceeds from the issuance of the notes were used for general corporate purposes.

Lease obligations at December 31, 2022 of $327 million (December 31, 2021: $182 million), primarily reflects $204 million of new lease liabilities and foreign currency movements, partly offset by $59 million of principal repayments in the year ended December 31, 2022.

At December 31, 2022, the Group had $415 million available under the Global Asset Based Loan Facility. The amount increased from $325 million on September 27, 2022.

Ardagh Metal Packaging S.A.

Effective interest rates

	2023		2022
	USD	EUR	USD	EUR
2.000% Senior Secured Green Notes due 2028	—	2.27%	—	2.27%
3.250% Senior Secured Green Notes due 2028	3.52%	—	3.52%	—
6.000% Senior Secured Green Notes due 2027	6.72%	—	6.70%	—
3.000% Senior Green Notes due 2029	—	3.25%	—	3.25%
4.000% Senior Green Notes due 2029	4.26%	—	4.26%	—

	2023	2022
	Various Currencies
Lease obligations	6.47%	5.02%

The carrying amounts of net borrowings are denominated in the following currencies.

	At December 31,
	2023	2022
	$’m	$’m
Euro	1,110	1,057
U.S. dollar	2,562	2,492
GBP	40	19
Other	22	24
	3,734	3,592

The Group has undrawn borrowing facilities expiring beyond one year at December 31, 2023, of $369 million (2022: $415 million).

Fair value methodology

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and Level 2 during the year.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and Other borrowings – the fair values of the borrowings in issue are based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.

Ardagh Metal Packaging S.A.

(iii)	Cross currency interest rate swaps (“CCIRS”) – the fair value of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Derivative financial instruments

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	10	51	436
Forward foreign exchange contracts	2	12	595
Cross currency interest rate swaps	—	21	300
At December 31, 2023	12	84	1,331

The fair value assets or liabilities at December 31, 2023, which have been transacted by the Ardagh Group is $nil.

	Assets	Liabilities	Total
			Contractual
	Fair	Fair	or notional
	values	values	amounts
	$’m	$’m	$’m
Fair Value Derivatives
Commodity forward contracts	29	34	522
Forward foreign exchange contracts	18	23	1,132
At December 31, 2022	47	57	1,654

Included in the fair value assets at December 31, 2022, is $12 million which have been transacted by the Ardagh Group.

Derivative instruments with a fair value of $nil (2022: $9 million) are classified as non-current assets and $12 million (2022: $38 million) as current assets in the consolidated statement of financial position at December 31, 2023. Derivative instruments with a fair value of $52 million (2022: $17 million) are classified as non-current liabilities and $32 million (2022: $40 million) as current liabilities in the consolidated statement of financial position at December 31, 2023.

All cash payments in relation to derivative instruments are paid or received when they mature.

The Group mitigates the counterparty risk for derivatives by contracting with major financial institutions which have high credit ratings. Certain derivative instruments have historically been entered into with external counterparties by the Ardagh Group on behalf of the Group and on the back of those related party derivatives between the Ardagh Group and the Group have been executed, the impact of which have been included in the consolidated financial statements.

Ardagh Metal Packaging S.A.

Cross currency interest rate swaps

In the year ended December 31, 2023, the Group entered into a series of CCIRS, swapping $300 million into synthetic GBP debt. These CCIRS were designated as hedge accounting arrangements to hedge certain portions of its borrowings and interest thereon, and had a net liability position of $21 million at December 31, 2023.

Net investment hedges in foreign operations

The Group has designated $350 million (2022: $326 million) of its 6.000% Senior Secured Green Notes due 2027 as a net investment hedge. A gain of $11 million (2022: $7 million) was recognized in relation to this hedge in the consolidated statement of comprehensive income in the year ended December 31, 2023.

Commodity forward contracts

The Group hedges a portion of its anticipated metal and energy purchases. Excluding conversion and freight costs, the physical metal and energy deliveries are priced based on the applicable indices agreed with the suppliers for the relevant month. Certain forward contracts are designated as cash flow hedges and the Group has determined the existence of an economic relationship between the hedged item and the hedging instrument based on common indices used. Ineffectiveness may arise if there are changes in the forecasted transaction in terms pricing, timing or quantities, or if there are changes in the credit risk of the Group or the counterparty. The Group applies a hedge ratio of 1:1.

Fair values have been based on quoted market prices and are valued using Level 2 valuation inputs. The fair value of these contracts when initiated is $nil; no premium is paid or received.

Forward foreign exchange contracts

The Group operates in a number of currencies and, accordingly, hedges a portion of its currency transaction risk. Certain forward contracts are designated as cash flow hedges and are set so to closely match the critical terms of the underlying cash flows. In hedges of forecasted foreign currency sales and purchases ineffectiveness may arise for similar reasons as outlined for commodity forward contracts.

The fair values are based on Level 2 valuation techniques and observable inputs including the contract prices. The fair value of these contracts when initiated is $nil; no premium is paid or received.

21. Employee benefit obligations

The Group operates defined benefit or defined contribution pension schemes in most of its countries of operation and the assets are held in separately administered funds. The principal funded defined benefit schemes, which are funded by contributions to separately administered funds, are in the United States and the United Kingdom.

Other defined benefit schemes are unfunded and the provision is recognized in the consolidated statement of financial position. The principal unfunded schemes are in Germany.

The contribution rates to the funded plans are agreed with the Trustee boards, plan actuaries and the local pension regulators periodically. The contributions paid in 2023 were those recommended by the actuaries.

In addition, the Group has other employee benefit obligations in certain territories.

Ardagh Metal Packaging S.A.

Total employee benefit obligations, net of employee benefit assets included within non-current assets, recognized in the consolidated statement of financial position of $147 million (2022: $122 million) includes other employee benefit obligations of $42 million (2022: $37 million).

The employee obligations and assets of the defined benefit schemes included in the consolidated statement of financial position are analyzed below:

	Germany		UK*		U.S and Other**		Total
	2023	2022	2023	2022	2023	2022	2023	2022
	$'m	$'m	$'m	$'m	$'m	$'m	$'m	$'m
Obligations	(103)	(90)	(145)	(136)	(76)	(61)	(324)	(287)
Assets	—	—	167	163	52	39	219	202
Net (obligations)/assets	(103)	(90)	22	27	(24)	(22)	(105)	(85)

* The net employee benefit asset in the UK as at December 31, 2023 and 2022 is included within non-current assets on the statement of financial position.

**Net obligation of ‘Other’ defined benefit schemes at December 31, 2023 is $6 million (2022: $4 million).

The amounts recognized in the consolidated income statement are:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Current service cost and administration costs:
Cost of sales – current service cost (note 9)	(8)	(11)	(13)
Cost of sales – past service credit (note 9)	—	—	4
SG&A – current service cost (note 9)	(2)	(2)	(3)
	(10)	(13)	(12)
Cost of sales - Exceptional past service charge	(4)	—	—
Finance expense (note 6)	(5)	(3)	(3)
	(19)	(16)	(15)

Ardagh Metal Packaging S.A.

The amounts recognized in the consolidated statement of comprehensive income are:

	Year ended December 31,
	2023	2022	2021
	$’m	$’m	$’m
Remeasurement of defined benefit obligation:
Actuarial gain arising from changes in demographic assumptions	4	1	6
Actuarial (loss)/gain arising from changes in financial assumptions	(12)	157	9
Actuarial (loss)/gain arising from changes in experience	(2)	(13)	5
	(10)	145	20
Remeasurement of plan assets:
Actual return/loss less expected return on plan assets	(5)	(121)	8
Actuarial (loss)/gain for the year on defined benefit pension schemes	(15)	24	28
Actuarial (loss)/gain on other long term and end of service employee benefits	(1)	11	5
	(16)	35	33

The actual return on plan assets was a gain of $5 million in 2023 (2022: loss of $116 million; 2021: gain of $13 million).

Movement in the present value of defined benefit obligations and fair value of plan assets:

	Obligations		Assets
	2023	2022	2023	2022
	$’m	$’m	$’m	$’m
At January 1,	(287)	(469)	202	338
Acquired (note 11)	(1)	—	—	—
Transfer	—	—	1	12
Interest income	—	—	10	5
Current service cost	(7)	(10)	—	—
Exceptional past service charge	(3)	—	—	—
Interest cost	(13)	(7)	—	—
Administration expenses paid	—	—	(1)	(1)
Remeasurements	(10)	145	(5)	(121)
Employer contributions	—	—	10	22
Employee contributions	(1)	(1)	1	1
Benefits paid	10	17	(10)	(17)
Exchange	(12)	38	11	(37)
At December 31,	(324)	(287)	219	202

The defined benefit obligations above include $105 million of unfunded obligations, principally in Germany (2022: $92 million).

Interest income and interest cost above does not include interest cost of $2 million (2022: $1 million) relating to other employee benefit obligations. Current service costs above do not include current service costs of $3 million (2022: $3 million) relating to other employee benefit obligations. Exceptional past service charges above do not include charges of $1 million (2022: $nil) relating to other employee benefit obligations.

Ardagh Metal Packaging S.A.

An analysis of the assets held by the plans is as follows:

	At December 31,
	2023	2023	2022	2022
	$’m	%	$’m	%
Target return funds	92	42	89	44
Bonds	73	33	72	36
Cash/other	54	25	41	20
	219	100	202	100

The pension assets do not include any of the Group’s ordinary or preference shares, other securities or other Group assets.

Investment strategy

The choice of investments takes account of the expected maturity of the future benefit payments. The plans invest in diversified portfolios consisting of an array of asset classes that attempt to maximize returns while minimizing volatility. The asset classes include fixed income government and non-government securities and real estate, as well as cash.

Characteristics and associated risks

The pension plans in Germany operate under the framework of German Company Pension Law (BetrAVG) and general regulations based on German Labor Law. The entitlements of the plan members depend on years of service and final salary. Furthermore, the plans provide lifelong pensions. No separate assets are held in trust, i.e. the plans are unfunded defined benefit plans. During the year ended December 31, 2019, the Ardagh Group elected to re-design its pension scheme in Germany, moving to a contribution orientated scheme.

The U.K. pension plan is a trust-based U.K. funded final salary defined benefit scheme providing pensions and lump sum benefits to members and dependents. There is one pension plan in place relating to Ardagh Metal Packaging UK Limited and Ardagh Metal Packaging Trading UK Limited. It is closed to new entrants and was closed to future accrual effective December 31, 2018. For this plan, pensions are calculated either based on service to December 31, 2018, with members’ benefits based on earnings as at December 31, 2018, for those members who were still active at that date, or based on service to the earlier of retirement or leaving date for members who stopped accruing benefits prior to December 31, 2018, based on earnings as at retirement or leaving date. The U.K. pension plan is governed by a board of trustees, which includes members who are independent of the Company. The trustees are responsible for managing the operation, funding and investment strategy. The U.K. pension plan is subject to the U.K. regulatory framework, the requirements of The Pensions Regulator and is subject to a statutory funding objective.

Our North American business within our Americas segment sponsors a defined benefit pension plan as a single employer scheme which is subject to Federal law (“ERISA”), reflecting regulations issued by the Internal Revenue Service (“IRS”) and the U.S. Department of Labor. The North American plan covers hourly employees only. Plan benefits are determined using a formula which reflects the employees’ years of service.

Assumptions and sensitivities

The principal pension assumptions used in the preparation of the consolidated financial statements take account of the different economic circumstances in the countries of operations and the different characteristics of the respective

Ardagh Metal Packaging S.A.

plans, including the duration of the obligations. The ranges of the principal assumptions applied in estimating defined benefit obligations were:

	Germany		UK		U.S.
	2023	2022	2023	2022	2023	2022
	%	%	%	%	%	%
Rates of inflation	2.00	2.00	2.95	3.00	2.20	2.50
Rates of increase in salaries	3.20	3.40	2.50	2.50	3.00	3.00
Discount rates	3.45	3.89	4.80	5.03	5.37	5.52

Assumptions regarding future mortality experience are based on actuarial advice in accordance with published statistics and experience.

These assumptions translate into the following average life expectancy in years for a pensioner retiring at age 65. The mortality assumptions for the countries with the most significant defined benefit plans are set out below:

	Germany		UK		U.S.
	2023	2022	2023	2022	2023	2022
	Years	Years	Years	Years	Years	Years
Life expectancy, current pensioners	22	22	22	23	21	21
Life expectancy, future pensioners	25	25	23	24	22	22

If the discount rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would increase by an estimated $24 million (2022: $22 million). If the discount rate were to increase by 50 basis points, the carrying amount of the pension obligations would decrease by an estimated $21 million (2022: $19 million).

If the inflation rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $11 million (2022: $9 million). If the inflation rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $12 million (2022: $9 million).

If the salary increase rate were to decrease by 50 basis points from management estimates, the carrying amount of the pension obligations would decrease by an estimated $11 million (2022: $10 million). If the salary increase rate were to increase by 50 basis points, the carrying amount of the pension obligations would increase by an estimated $12 million (2022: $11 million).

The impact of increasing the life expectancy by one year would result in an increase in the net pension obligation of the Group of $7 million at December 31, 2023 (2022: $7 million), holding all other assumptions constant.

The Group’s best estimate of contributions expected to be paid to defined benefit schemes in 2024 is approximately $8 million (2023: $8 million).

Ardagh Metal Packaging S.A.

The principal defined benefit schemes are described briefly below at December 31:

	Europe	Europe	North
	UK	Germany	America
Nature of the schemes	Funded*	Unfunded	Funded
2023
Active members	—	723	699
Deferred members	589	244	113
Pensioners including dependents	531	181	135
Weighted average duration (years)	13	16	14
2022
Active members	—	766	763
Deferred members	589	225	91
Pensioners including dependents	531	173	104
Weighted average duration (years)	14	15	16

*	Census data is updated every 3 years as part of the full valuation for purpose of the UK pension regulator. The next update is planned for the year ended December 31, 2024.

The expected total benefit payments over the next five years are:

						Subsequent
	2024	2025	2026	2027	2028	five years
	$’m	$’m	$’m	$’m	$’m	$’m
Benefits	20	17	18	20	20	108

The Group also has defined contribution plans; the contribution expense associated with these plans for 2023 was $19 million (2022: $17 million; 2021: $17 million). The Group’s best estimate of the contributions expected to be paid to these plans in 2024 is $18 million (2023: $18 million).

Other employee benefits

Long term employee benefit obligations of $42 million (2022: $37 million) comprise amounts due to be paid under post-retirement medical schemes in North America, partial retirement contracts in Germany and other obligations to pay benefits primarily related to long service awards.

22.  Other liabilities and provisions

	At December 31,
	2023	2022
	$’m	$’m
Other liabilities
Non-current	33	83
Provisions
Current	37	10
Non-current	11	15
	81	108

Ardagh Metal Packaging S.A.

Other liabilities

Earnout Shares

The Ardagh Group has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to the Ardagh Group subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 ‘Financial Instruments: Presentation’, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate 4% (December 31, 2022: risk-free rate 4%); and traded closing AMPSA share price, with estimates volatility of 49% (December 31, 2022: volatility 50%) and dividend yield. The estimated valuations of the liability at December 31, 2023, and December 31, 2022, were $23 million and $76 million, respectively. Changes in the fair market valuation of the Earnout Shares of $53 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2023 (December 31, 2022: $216 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at December 31, 2023, of approximately $10 million (December 31, 2022: $17 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate of 4% (December 31, 2022: risk-free rate 4%), with estimates for volatility of 49% (December 31, 2022: volatility 50%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at December 31, 2023, and December 31, 2022, were $2 million and $7 million, respectively. Changes in the valuation of the Private and Public Warrants of $5 million have been reflected as exceptional finance income within net finance expense for the year ended December 31, 2023 (December 31, 2022: $26 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at December 31, 2023 (December 31, 2022: $1 million).

Please refer to note 10 – Intangible assets, note 11 - Property, plant and equipment and note 5 – Exceptional Items for further information on the NOMOQ acquisition and the Whitehouse and Weissenthurm provisions respectively.

Ardagh Metal Packaging S.A.

Provisions

Total
provisions
$’m
At January 1, 2022	28
Provided	14
Released	(9)
Paid	(7)
Exchange	(1)
At December 31, 2022	25
Provided	47
Released	(15)
Paid	(10)
Exchange	1
At December 31, 2023	48

Provisions relate mainly to restructuring, probable environmental claims, customer quality claims and tax deferrals arising from the CARES Act. In addition to the aforementioned, provisions also includes non-current amounts in respect of annual, long term (three-year), cash bonus incentive programs for senior management of the Group, of approximately $10 million (2022: $11 million).

The provisions classified as current are expected to be paid in the next twelve months. The timing of non-current provisions is subject to uncertainty.

23.  Trade and other payables

	At December 31,
	2023	2022
	$’m	$’m
Trade payables	1,091	1,060
Other payables and accruals including other tax and social security payable	210	220
Payables and accruals for exceptional items	7	13
Related party payables (note 27)	9	5
	1,317	1,298

The fair values of trade and other payables approximate the amounts shown above.

Other payables and accruals mainly comprise accruals for operating expenses. Value added tax payable of $45 million (2022: $45 million) is also included in other payables and accruals.

Trade payables processing

Certain of the Group’s suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and the suppliers are at liberty to use these

Ardagh Metal Packaging S.A.

arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

24.  Cash generated from operating activities

	Year ended
	December 31,
	2023	2022	2021
	$’m	$’m	$’m
(Loss)/profit for the year	(50)	237	(210)
Income tax (credit)/charge (note 7)	(21)	19	22
Net finance expense/(income) (note 6)	147	(80)	235
Depreciation and amortization (notes 10, 11)	418	359	343
Exceptional operating items (note 5)	106	90	272
Movement in working capital	270	(202)	16
Exceptional costs paid, including restructuring	(56)	(101)	(67)
Cash generated from operations	814	322	611

25.  Other reserves

	Foreign
	currency	Cash flow		Total
	translation	hedge	Other	other
	reserve	reserve	reserves	reserves
	$’m	$’m	$’m	$’m
January 1, 2021	(32)	17	—	(15)
Total other comprehensive income for the period pre AMP Transfer	14	41	—	55
Hedging gains transferred to cost of inventory pre AMP Transfer	—	(6)	—	(6)
Total other comprehensive (expense)/income for the period post AMP Transfer	(10)	107	—	97
Hedging gains transferred to cost of inventory post AMP Transfer	—	(77)	—	(77)
Transactions with owners in their capacity as owners
Capital contribution	—	—	113	113
AMP Transfer (1)	—	—	(5,924)	(5,924)
Business Combination (2)	—	—	164	164
December 31, 2021	(28)	82	(5,647)	(5,593)

January 1, 2022	(28)	82	(5,647)	(5,593)
Total other comprehensive income for the period pre AMP Transfer	10	42	—	52
Hedging gains transferred to cost of inventory	—	(116)	—	(116)
December 31, 2022	(18)	8	(5,647)	(5,657)

January 1, 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive income/(expense) for the period	8	(60)	—	(52)
Hedging losses transferred to cost of inventory	—	29	—	29
NOMOQ acquisition (note 11)	—	—	(7)	(7)
December 31, 2023	(10)	(23)	(5,654)	(5,687)

Ardagh Metal Packaging S.A.

(1) The AMP Transfer was accounted for as a capital reorganization as, prior to such transactions, AMPSA did not meet the definition of a business under IFRS 3 (Business Combination). Under a capital reorganization, the consolidated financial statements of AMPSA reflect the net assets transferred at pre-combination predecessor book values. The impact to other reserves has been calculated as follows:

$’m
Equity issued to Ardagh Group	4,988
AMP Promissory Note	1,085
Cash payment (see cash flow statement)	574
Initial fair value of Earnout Shares	284
Total consideration given	6,931
Less aggregate carrying value of net assets acquired *	(323)
Impact from predecessor accounting	6,608
Non-cash capital contribution	(814)
Other reserves on AMP Transfer at date of reorganization	130
Total impact on other reserves	5,924

*Included within the carrying value of the net assets acquired is $1,741 million of related party borrowings, the settlement of which, together with the $574 million payment noted above, comprise the $2,315 million of cash paid to the Ardagh Group.

(2) Management exercised significant judgment when accounting for the Merger under IFRS 2. The difference in the fair value of equity instruments issued by AMPSA, over the fair value of identifiable net assets of Gores Holdings V (including the fair value of assumed Gores Private and Public Warrants of $41 million) represents a service for listing of the shares in AMPSA and is accounted for as a share-based payment expense in accordance with IFRS 2. In accordance with IFRS 2, the increase in equity for equity-settled share-based payments are measured directly at the fair value of the goods or services received. Management has used the market value of the GHV equity and warrants as the basis for estimating the market value of the instruments to be issued by AMPSA as the GHV instruments (equity and warrants) were publicly traded at the time of the Merger. The cost of such service, which is a fully vested non-cash and non-recurring expense, is calculated as shown in the table below, using Gores Holdings V market prices as of August 4, 2021 for the Gores Holdings V Class A common stock to be exchanged for shares in AMPSA.

	Shares	$’m
Class A stockholders	30,175,827
Class F stockholders	9,843,750
Total shares to be issued to Gores Holdings V stockholders	40,019,577
Market value per share at the Closing Date	$10.59
Fair value of shares to be issued to Gores Holdings V in consideration for combination		424
Net assets of Gores Holdings V at Closing Date (including fair value of assumed Private and Public Warrants)		219
Difference - being IFRS 2 cost for listing services		205

The cost for the listing service of $205 million has been presented as an exceptional item as outlined in note 5, with an offset in other reserves of $164 million and in other liabilities and provisions of $41 million, respectively as at and for the year ended December 31, 2021.

Ardagh Metal Packaging S.A.

26. Dividends

	Year ended December 31,
	2023	2022
	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	60	60
Interim dividend: $0.10 per share	59	61
Interim dividend: $0.10 per share	60	59
Interim dividend: $0.10 per share	60	60
Cash dividends on preferred shares declared and paid:
Interim dividend	6	–
Interim dividend	6	–
Interim dividend	6	6
Interim dividend	6	5
	263	251

2023

On February 21, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 28, 2023 to shareholders of record on March 14, 2023. On February 21, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on March 28, 2023.

On April 25, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on June 28, 2023 to shareholders of record on June 14, 2023. On April 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on June 28, 2023.

On July 25, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on September 28, 2023 to shareholders of record on September 14, 2023. On July 25, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on September 28, 2023 to shareholders of record on September 14, 2023.

On October 24, 2023, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on December 20, 2023 to shareholders of record on December 6, 2023. On October 24, 2023, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on December 20, 2023 to shareholders of record on December 6, 2023.

2022

On April 26, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

On May 27, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $61 million was paid on June 28, 2022 to shareholders of record on June 14, 2022.

Ardagh Metal Packaging S.A.

On September 29, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $59 million was paid on October 27, 2022 to shareholders of record on October 13, 2022. On September 29, 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($6 million) was paid on October 27, 2022.

On October 25, 2022, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on November 28, 2022 to shareholders of record on November 14, 2022. On October 25, 2022, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend of €6 million ($5 million) was paid on November 28, 2022.

27.  Related party transactions and information

(i)	Interests of Paul Coulson

At February 20, 2024, the approval date of these consolidated financial statements, ARD Holdings S.A., the ultimate parent company of Ardagh Metal Packaging S.A. is controlled by Paul Coulson, as a result of his 18.83% stake in ARD Holdings S.A. and his 52.42% stake in Yeoman Capital S.A., which in turn owns 33.88% of the equity interests in ARD Holdings S.A. Other than 125,000 Ordinary Shares directly held by Mr. Coulson, he has no direct ownership in the shares of AMPSA. However, based upon the definition of “beneficial owner” under U.S. securities laws, he may be deemed to have shared beneficial ownership of the Ordinary Shares indirectly held by Ardagh Investments Holdings Sarl by virtue of his control of ARD Holdings S.A. and Ardagh Group S.A.

(ii)	Common directorships

Herman Troskie, Abigail Blunt, Paul Coulson, Yves Elsen, Oliver Graham, Damien O’Brien, The Rt. Hon. the Lord Hammond of Runnymede, John Sheehan and Edward White who serve as directors on the board of the Company also serve as directors on the board of the Ardagh Group. Herman Troskie, Paul Coulson, Yves Elsen and John Sheehan who serve as directors on the board of the Company also serve as directors on the board of ARD Holdings S.A.. Two of the ARD Holdings S.A. directors who are also directors on the board of the Company (Herman Troskie and Paul Coulson) also serve as directors in the Yeoman group of companies.

During the year ended December 31, 2023, the Company and its subsidiaries entered into transactions relating to non-material non-employee director and office rental fees with certain members of the Stonehage Fleming group of companies. Herman Troskie, our Chair, was employed until 14 November 2023 by the Stonehage Fleming group of companies.

(iii) Yeoman Capital S.A.

At December 31, 2023, Yeoman Capital S.A. owned 33.88% of the ordinary shares of ARD Holdings S.A..

Ardagh Metal Packaging S.A.

(iv)  Key management compensation

Key management are those persons who have the authority and responsibility for planning, directing and controlling the activities of the Group. Key management is comprised of the members who served on the Board and the Group’s executive leadership team during the reporting period. Key management include individuals who provide services to AMPSA while the related costs are fully borne by the Ardagh Group. An allocation of the compensation attributable for these services is included below. The amount outstanding at December 31, 2023, was $1 million (2022: $nil).

Salaries and other short-term employee benefits related to key management for the year ended December 31, 2023, was $3 million (2022: $3 million). Post-employment and other benefits for the year ended December 31, 2023, was $1 million (2022: $1 million).

(v) Transactions and balances with Other Related Parties

Trivium Packaging B.V. (“Trivium”) and its subsidiaries are related parties of AMPSA. There were no material transactions with Trivium during the year ended December 31, 2023.

For the year ended December 31, 2023 other related party transaction and balances include the Group’s pension schemes (note 21), the Services Agreement and the Joint IT Assets Agreement between AMPSA and the Ardagh Group (please see below and note 10, respectively), derivative financial instruments (note 20), Earnout shares (note 22), movement in working capital, including costs reimbursed to the Ardagh Group of $3 million and dividends (note 26).

In 2021, the Ardagh Group and AMPSA entered into a Services Agreement, pursuant to which the Ardagh Group, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to AMPSA and its subsidiaries, and AMPSA, either directly or indirectly through its affiliates, shall provide certain corporate and business-unit services to the Ardagh Group and its affiliates (other than the AMP Entities). The services provided by the Ardagh Group, either directly or indirectly through its affiliates, pursuant to the Services Agreement include typical corporate functional support areas such as finance, legal, risk, HR, procurement, sustainability and IT in order to complement the activities in areas which exist within AMPSA. The services provided by AMPSA, either directly or indirectly through its affiliates, are mainly in the areas of procurement and IT. For each calendar year from 2021 through 2024, as consideration for the net corporate services provided by AMPSA and the Ardagh Group, or their respective direct or indirect affiliates, AMPSA has incurred an expense of $33 million from the Ardagh Group for the calendar year 2021, $38 million for calendar year 2022 and $39 million for the calendar year 2023, and will incur an expense of $39 million for calendar year 2024. The fees paid for services pursuant to the Services Agreement are subject to adjustment for third party costs and variations for certain volume-based services. As of December 31, 2024 or, if earlier, the date upon which AMP or the Ardagh Group undergoes a change of control, all corporate services provided pursuant to the Services Agreement will be provided at a price equal to the fully allocated cost of such services, or such other price to be negotiated in good faith by the parties, taking into consideration various factors, including the cost of providing such corporate services and the level of services expected to be provided.

Ardagh Metal Packaging S.A.

The table below reflects the following related party transactions recorded through invested capital in the three months ended March 31, 2021:

For the period ended
March 31,
2021
$’m
Net cash received from Ardagh Group	206
Tax offset in invested capital	(34)
Other changes in intercompany balances	4
176

Other changes in intercompany balances represent unsettled amounts between the Group and the rest of the Ardagh Group in relation to the transactions listed above.

With the exception of the balances outlined in (i) to (v) above, there are no material balances outstanding with related parties at December 31, 2023.

(vi) Subsidiaries

The following table provides information relating to our principal operating subsidiaries, all of which are wholly owned, with the exception of the Hart Print and NOMOQ businesses which are 92% and 73.87% owned, respectively, at December 31, 2023.

Country of
Company	incorporation
Ardagh Metal Packaging Manufacturing Austria GmbH	Austria
Ardagh Metal Packaging Trading Austria GmbH	Austria
Ardagh Metal Packaging Brasil Ltda	Brazil
Ardagh Indústria de Embalagens Metálicas do Brasil Ltda.	Brazil
Hart Print Inc.	Canada
Ardagh Metal Packaging Trading France SAS	France
Ardagh Metal Packaging France SAS	France
Ardagh Metal Packaging Germany GmbH	Germany
Ardagh Metal Packaging Trading Germany GmbH	Germany
NOMOQ GmbH	Germany
Ardagh Metal Packaging Trading Netherlands B.V.	Netherlands
Ardagh Metal Packaging Netherlands B.V.	Netherlands
Ardagh Metal Packaging Trading Poland Sp. z o.o	Poland
Ardagh Metal Packaging Poland Sp. z o.o	Poland
Ardagh Metal Packaging Trading Spain SL	Spain
Ardagh Metal Packaging Spain SL	Spain
Ardagh Metal Packaging Europe GmbH	Switzerland
Ardagh Metal Packaging Trading UK Limited	United Kingdom
Ardagh Metal Packaging UK Limited	United Kingdom
NOMOQ Limited	United Kingdom
Ardagh Metal Packaging USA Corp.	United States
Hart Print USA Inc.	United States

Ardagh Metal Packaging S.A.

A number of the above legal entities act as subsidiary guarantor for the debt of the Company at December 31, 2023.

28.  Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;
●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change on the Group has not resulted in a contingent obligation at December 31, 2023.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

29. Events after the reporting period

On February 20 , 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend will be paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim dividend on the annual 9% dividend of the preferred shares. The interim dividend will be paid on March 27, 2024.

Ardagh Metal Packaging S.A.

30. Company financial information

  This note has been included in these consolidated financial statements in accordance with the requirements of Regulation S-X rule 12.04 Condensed financial information of registrant. The financial information provided below relates to the individual company financial statements for the Company as presented in accordance with IFRS Accounting Standards as issued by the IASB. The statement of comprehensive income and the statement of cash flows reflect the years ended December 31, 2023, December 31, 2022 and December 31, 2021 from the date of incorporation.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS Accounting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

The individual company financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

The functional currency of the Company is euro and accordingly, the individual company financial statements set out below is presented in euro.

Ardagh Metal Packaging S.A.

(i)	Statement of financial position

	At December 31,
	2023	2022
	€’m	€’m
Non-current assets
Investments in subsidiary undertakings	3,401	3,401
	3,401	3,401

Total assets	3,401	3,401

Equity attributable to owners of the parent
Equity share capital	256	256
Share premium	5,097	5,097
Legal reserve	1	1
Other reserves	(1,832)	(1,832)
Retained earnings	(414)	(221)
Total equity	3,108	3,301
Non-current liabilities
Amounts payable to related parties (iv)	21	71
Other liabilities (v)	2	7
	23	78

Current liabilities
Amounts payable to subsidiary undertakings	270	22
	270	22
Total liabilities	293	100
Total equity and liabilities	3,401	3,401

(ii) Statement of comprehensive income

	Year ended December 31,
	2023	2022	2021
	€’m	€’m	€’m
Dividend income	—	—	46
Other external charges	(2)	(3)	(1)
Finance (expense)/income	(5)	1	1
(Loss)/profit before exceptional items	(7)	(2)	46
Exceptional operating income/(costs) (vi)	1	(2)	(183)
Exceptional finance income/(expense) (vi)	55	210	(11)
Profit/(loss) before tax	49	206	(148)
Income tax	—	—	—
Profit/(loss) and total comprehensive income/(expense) for the year	49	206	(148)

Ardagh Metal Packaging S.A.

(iii) Statement of cash flows

	Year ended December 31,
	2023	2022	2021
	€’m	€’m	€’m
Cash flows from operating activities
Cash used in operations	(2)	(4)	(12)
Net cash used in operating activities	(2)	(4)	(12)
Cash flows from investing activities
Contribution to subsidiary undertaking	—	—	(585)
Net cash used in investing activities	—	—	(585)
Cash flows from financing activities
Proceeds from borrowings with subsidiary undertakings	246	35	—
Dividends paid (ix)	(244)	(244)	(11)
Proceeds from share issuance (vii)	—	247	561
Treasury shares purchased (x)	—	(34)	—
Dividends received (ix)	—	—	46
Net cash inflow from financing activities	2	4	596
Net decrease in cash and cash equivalents	—	—	(1)
Cash and cash equivalents at the beginning of the year	—	—	—
Exchange gains on cash and cash equivalents	—	—	1
Cash and cash equivalents at end of year	—	—	—

(iv) Amounts payable to related parties

Amounts payable to related parties at December 31, 2023 relate to the Earnout Shares which are issuable by AMPSA to the Ardagh Group - see notes 22 and 27.

(v) Other liabilities

Other liabilities relate to the Public and Private Warrants – see note 22.

(vi) Exceptional costs

Exceptional operating income of €1 million has been recognized for the year ended December 31, 2023 (2022: cost of €2 million, 2021: cost of €183 million, primarily relating to listing service expenses for AMPSA). Exceptional finance income comprised of a net €55 million gain on movements in the fair market values and foreign currency on the Earnout Shares and Public and Private Warrants (2022: €210 million gain, 2021: €11 million loss).

(vii) Proceeds from share issuance

During the year ended 31, 2022, the Company issued 56,306,306 non-convertible, non-voting 9% cumulative preferred shares of nominal value of €4.44 per preferred share to the Ardagh Group for €250 million, which was offset by the payment of €3 million directly attributable transaction costs related to the issuance of equity. During the year ended

Ardagh Metal Packaging S.A.

December 31, 2021, PIPE Investors subscribed for and purchased shares of the Company for an aggregate cash amount of €585 million, offset by the payment of €24 million of directly attributable transaction costs related to the issuance of equity.

(viii) Treasury shares purchased

During the year ended 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares (December 31, 2021: nil ordinary shares) returning €34 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings.

(ix) Dividends (paid)/received

During the year the Company paid dividends to its equity holders of €244 million (2022: €244 million, 2021: €11 million). During the year ended, December 31, 2021, the Company received a dividend of €46 million from its subsidiary Ardagh Metal Packaging Group Sarl.

(x) Treasury shares purchased

During the year ended December 31, 2022, the Company repurchased a total of 5,768,638 ordinary shares returning €34 million to shareholders. The amount paid to repurchase these shares was initially recognized as a deduction of equity within treasury shares, together with any directly related expense. Upon cancellation of all the repurchased ordinary shares for the year ended December 31, 2022, the amount paid to repurchase these shares was transferred to retained earnings

(xi) Commitments and contingencies

The Company has guaranteed certain liabilities of a number of its subsidiaries for the year ended December 31, 2023 including guarantees under Section 357 of the Irish Companies Act, 2014 and Section 264 of the German Commercial Code. Furthermore, the Company has assumed joined and several liability in accordance with Section 403, Book 2 of the Dutch Civil Code for the liabilities of a number of its Dutch subsidiaries.

With exception of the above guarantees the Company had no commitments and contingencies at December 31, 2023.

(xii) Additional information

The following reconciliations are provided as additional information to satisfy the Schedule I SEC Requirements for parent-only financial information and are presented in both euro and U.S. dollars.

Ardagh Metal Packaging S.A.

	Year ended December 31,
	2023	2022	2021
	€'m	€'m	€'m
IFRS (loss)/profit reconciliation:
Parent only-IFRS profit/(loss) for the year	49	206	(148)
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(95)	18	(29)
Consolidated IFRS (loss)/profit for the year	(46)	224	(177)

	At December 31,
	2023	2022
	€’m	€’m
IFRS equity reconciliation:
Parent only-IFRS equity	3,108	3,301
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,012)	(2,874)
Consolidated-IFRS equity	96	427

	Year ended December 31,
	2023	2022	2021
	$'m	$'m	$'m
IFRS (loss)/profit reconciliation:
Parent only-IFRS profit/(loss) for the year	53	218	(176)
Additional (loss)/gain if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(103)	19	(34)
Consolidated IFRS (loss)/profit for the year	(50)	237	(210)

	At December 31,
	2023	2022
	$'m	$'m
IFRS equity reconciliation:
Parent only-IFRS equity	3,434	3,521
Additional loss if subsidiaries had been accounted for using the equity method of accounting as opposed to cost	(3,328)	(3,066)
Consolidated-IFRS equity	106	455

Ardagh Metal Packaging S.A.